NEWS RELEASE	ELD No. 16-04
TSX: ELD NYSE: EGO	March 23, 2016

Eldorado Reports 2015 Year-End and Fourth Quarter

Financial and Operational Results

2015: Another Solid Year of Production

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce the Company’s financial and operational results for the year ended December 31, 2015. Eldorado reported strong gold production of 723,532 ounces (2014: 789,224 oz) at an average cash operating cost of $552 per ounce (2014: $500/oz). Adjusted net earnings for 2015 were $13.2 million ($0.02 per share) compared to $138.7 million ($0.19 per share) in 2014.

“In a year marked by permitting challenges in Greece, coupled with continued metal price volatility, I am pleased to report that the Company exceeded production and cost guidance for the third year in a row,” said Paul Wright, President and Chief Executive Officer of Eldorado Gold. “All of our mines delivered solid operational results, and our teams had their best safety year on record with a decrease in the Lost-Time Incident Frequency Rate by 25% to 1.03.”

“While gold prices have strengthened since the beginning of the year, the Company continues to be financially prudent and has conducted impairment testing at lower gold prices. This has resulted in an impairment of $1.5 billion after taxes, including goodwill. With approximately $668 million in total liquidity at year-end, our balance sheet remains one of the strongest in the industry, allowing us to internally fund our robust growth pipeline. Our consistent production, organic exploration potential, financial stability, low debt, enviable project pipeline and the long lives of our assets place us in a strong position for sustainable growth. Looking ahead, we have set ambitious targets in 2016 that encompass financial and operational performance, health, safety, environmental and community aspects.”

2015 Financial and Operational Highlights

•	Gold production of 723,532 ounces (including production from tailings retreatment at Olympias), exceeding original 2015 guidance of 640,000-700,000 ounces of gold.
•	Gold revenues were $823.8 million on sales of 705,310 ounces of gold at an average realized gold price of $1,168 per ounce.
•	Liquidity of $667.6 million, including $292.6 million in cash, cash equivalents and term deposits, and $375.0 million in unused lines of credit.
•	All-in sustaining cash costs averaged $842 per ounce; cash operating costs averaged $552 per ounce.
•	Completed and released two positive Feasibility Studies: Tocantinzinho and Certej.
•	Eastern Dragon Project Permit Approval: received from the National Development and Reform Commission.

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US $, unless stated otherwise.

1

Reserves and Resources

The Company ended 2015 with proven and probable gold reserves of 624 million tonnes at 1.24 grams per tonne gold containing 24.9 million ounces. The 4.1% decrease in gold reserves was mainly driven by depletion from mining during the year. A gold price of $1,200 per ounce was used in the reserve estimates, compared with $1,250 per ounce in the prior year.

Million Ounces
Proven and probable in-situ gold ounces as of January 1, 2015	25.95
Mined ounces including mining depletion during 2015	(0.98)
Net discovered ounces and converted resources and engineering during 2015	0.38
Net decrease due to revised resource models and engineering	(0.46)
Proven and probable in-situ gold ounces as of December 31, 2015	24.89

The complete mineral reserve and mineral resource data can be found at the end of this news release and includes the data for tonnes, grades and ounces.

2015 Financial Results

2015 ($millions except as noted)	Q1	Q2	Q3	Q4	2015
Revenues	238.3	214.2	211.5	199.3	863.3
Gold revenues	224.0	204.2	206.2	189.4	823.8
Gold sold (ounces)	181,820	170,056	182,124	171,310	705,310
Average realized gold price ($/ounce)	1,232	1,201	1,132	1,105	1,168
Cash operating costs ($/ounce)	521	569	552	567	552
All-in sustaining cash cost (US$ per ounce sold)	729	900	835	914	842
Gross profit from gold mining operations	77.1	61.4	53.1	38.4	230.0
Adjusted net earnings (loss)	19.5	17.0	(4.0)	(19.3)	13.2
Net profit (loss) attributable to shareholders of the Company	(8.2)	(198.6)	(96.1)	(1,238.0)	(1,540.9)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	(0.01)	(0.28)	(0.13)	(1.73)	(2.15)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	(0.01)	(0.28)	(0.13)	(1.73)	(2.15)
Cash flow from operating activities before changes in non-cash working capital	58.9	61.9	43.4	28.9	193.1

2

Impairment Charges

During 2015 the Company recorded non-cash impairment charges totaling $1,049.2 million in property, plant and equipment (net of deferred income tax recovery), and $476.0 million in goodwill mainly related to Greece. The impairment of property, plant and equipment included $739.9 million related to Skouries, $214.1 million related to Certej, $31.2 million related to Stratoni, $35.8 million related to Tanjianshan, and $28.2 million related to Vila Nova.

In addition to ongoing permitting issues at Skouries, higher estimated capital and operating costs affected projected cash flows from Skouries and Certej, leading to fair value estimates below these projects’ carrying values. Stratoni (lead and zinc) and Vila Nova (iron ore) were both affected by the continuing world-wide slump in metals prices.

Review of Annual Financial Results

Gold sales volumes decreased 9% year over year, reflecting decreases in gold production at Kisladag and the Company’s Chinese mines. Total cash costs per ounce increased 9% year over year, mainly due to increases in operating costs at Kişladağ and Tanjianshan. Gross profit from gold mining operations of $230.0 million fell 40% year over year on decreasing gross margins as a result of lower sales volumes, higher unit operating costs and lower realized gold prices.

Loss attributable to shareholders of the Company was $1,540.9 million, or $2.15 per share, compared to a net profit attributable to shareholders of the Company of $102.6 million, or $0.14 per share in 2014. The loss in 2015 was mainly due to impairment losses, net of tax, in the amount of $1,525.2 million ($1,423.0 million attributable to shareholders of the Company), a deferred income tax charge of $63.5 million related to a change in income tax rates in Greece, and lower gross profits from gold mining operations.

Adjusted net earnings for the year were $13.2 million ($0.02 per share) as compared with $138.7 million ($0.19 per share) for 2014. The main factor in the decrease in adjusted net earnings was the decrease in gross profit from gold mining operations described above. Please see the accompanying Management’s Discussion and Analysis for a reconciliation between loss attributable to shareholders of the Company and adjusted net earnings.

Review of Quarterly Financial Results

Loss attributable to shareholders of the Company for the quarter was $1,238.0 million ($1.73 per share) as compared to net profit for the quarter ended December 31, 2014 of $13.9 million ($0.02 per share). Adjusted loss was $19.3 million as compared to 2014 adjusted net earnings of $29.4 million. The main factors that impacted earnings for the fourth quarter year over year was the impairment charge attributable to shareholders of the company, net of taxes, of $1,249.6 million recorded in the fourth quarter of 2015, and lower gold sales volumes and prices.

3

2015 Review and 2016 Outlook

TURKEY

Kisladag

Gold production at Kisladag was 10% lower year over year mainly as a result of lower ore grades, which were planned for this phase of the open pit. Lower ore grades were partly offset by an increase in ore tonnage and an inventory drawdown resulting from increased solution application to the leach pad. Kişladağ placed 24% more total tonnes on the leach pad at a 31% lower head grade than in 2014. Cash operating costs per ounce were higher year over year as a result of the lower grade of ore, partly offset by a decline in diesel fuel prices, and a weakening of the Turkish lira. Capital expenditures at Kisladag in 2015 included capitalized waste stripping, equipment overhauls and sustaining construction projects.

For 2016, Kisladag is expected to produce between 225,000-240,000 ounces of gold at a cash cost in the $550-600 range. The sustaining capital expenditure for the year is budgeted at $50.0 million.

Efemcukuru

Gold production at Efemcukuru increased 2% year over year due to favorable smelter settlement adjustments as well as an increase in mill throughput. Gold ounces sold were lower due to concentrate inventory movements. Lower cash operating costs were the result of both the impact of the weakening Turkish lira, cost reduction initiatives, and slightly higher gold production. Capital spending in 2015 included costs related to capitalized underground development, mobile equipment, tailings dam construction, and process improvements.

For 2016, Efemcukuru is expected to produce 90,000-100,000 ounces of gold at cash costs between $550-600 per ounce. Sustaining capital is estimated to be $20.0 million.

CHINA

In 2014 the Company announced that it was evaluating the merits of a potential listing of its China assets on the Hong Kong Stock Exchange. Subsequent to that announcement the Company has been approached by a number of China-based mining companies with an interest in acquiring some or all of the assets. The Company continues to advance its assessment of these options.

Tanjianshan

Gold production at Tanjianshan was 9% lower year over year mainly due to lower average treated head grade, and gold-in-circuit inventory movements. Cash operating costs per ounce were higher than 2014 mainly due to lower average treated head grade and higher ore and waste tonnes mined. Capital expenditures for the year included construction of a tailings dam lift and driving the Qinlongtan (QLT) Deep decline in order to evaluate the QLT resource.

For 2016, Tanjianshan is expected to produce between 70,000-80,000 ounces of gold at a cash cost between $675-725 per ounce. Sustaining capital for the year is budgeted at $5.0 million.

Jinfeng

Gold production at Jinfeng was 11% lower year over year mainly as a result of less ore milled partially offset by higher average treated head grade. Ore production fell year over year with the completion of the open pit in April 2015. Cash operating costs per ounce were 2% higher year over year mainly due to lower gold production. Capital expenditures for the year included underground development, mining equipment and the construction of dry stacking facilities at the flotation and Carbon-in-Leach tailings dams.

4

Jinfeng is expected to produce between 95,000-105,000 ounces of gold at cash costs between $700-750 per ounce in 2016. Sustaining capital for the year is expected to be $15.0 million.

White Mountain

Gold production at White Mountain was 8% lower year over year due to lower average treated head grade and gold-in-circuit inventory movements. Cash operating costs per ounce were 6% higher than in 2014 as a result of the lower average treated head grade. Capital expenditures for the year included underground electrical infrastructure, upgrades to the mill and backfill plant, and ongoing expansion of the tailings storage facility.

For 2016, White Mountain is expected to produce between 75,000-85,000 ounces of gold at a cash cost between $625-675 per ounce. The sustaining capital for the year is expected to be $15.0 million.

Eastern Dragon

A key milestone was achieved in June 2015 with the receipt of the Project Permit Approval (PPA). The PPA, which was approved by the National Development and Reform Commission (NDRC), provides verification of previous permitting steps including the Environmental Protection Assessment approval. The conversion of the exploration license to a mining license is progressing, evidenced by formal acceptance of the application by the Ministry of Land and Resources on March 1, 2016. Mine personnel continue to be engaged with local, state and central government authorities to actively pursue all avenues to advance permitting while maintaining all existing agreements in good standing.

Commissioning is included in the Company’s 2016 forecast of between 10,000-20,000 ounces of gold at cash costs between $125-175 per ounce.

GREECE

In order to complete the construction and development of its Kassandra mining projects in Halkidiki, northern Greece, Hellas Gold, a subsidiary of Eldorado, requires the approval of various routine permits and licenses from a number of government agencies, predominantly under the direction of the Ministry of Environment and Energy (the “Ministry”).

Hellas Gold received approval for its Environmental Impact Study in 2011. Since 2012, the Ministry and other agencies have not entirely fulfilled their permitting and licensing obligations primarily as a result of the lobbying efforts by anti-development interest groups. While Hellas Gold is presently unable to complete its full development plans in Halkidiki as a result of the actions and/or inactions of the Ministry and other agencies regarding the timely issuance of routine permits and licenses, the Company remains committed over the long-term to the projects and its numerous stakeholders within the country.

Olympias

The Olympias plant treated 589,675 tonnes of tailings at a grade of 1.99 grams per tonne during 2015. A total of 16,396 ounces of gold were produced during the year. The Olympias plant ceased treating tailings during the first quarter of 2016.

On March 22, 2016, the Company was granted the required installation permit to begin the next phase (“Phase II”) of Olympias. During 2015 basic engineering for Phase II was completed, and full implementation began with detailed engineering and procurement of long lead items was well advanced by year end. Underground mine development and refurbishment continued at Olympias during 2015, with underground ore production for Phase II projected to begin before the end of 2016. During 2015, 659 meters of underground access were rehabilitated and 1,901 meters of new development were completed. In addition, approximately 330 meters were advanced on the main Stratoni-Olympias decline, bringing total decline advance project-to-date to 1,950 meters. Capital costs incurred in 2015 were $97 million, consisting of $72 million in construction capital and $25 million in capitalized cost for tailings retreatment.

5

Skouries

Engineering design work for the processing plant and surface facilities progressed during 2015, with engineering at over 93% complete by year end. During the year a substantial amount of the equipment and various steel structures required to complete construction of the plant and facilities were delivered to the Skouries site, with over 80% of the procurement scope completed by the end of the year. Work continued on construction of the process plant and road access was completed to the base of the tailings dam.

Work on the development of the Skouries underground mine design was advanced during 2015 from scoping level through prefeasibility level. The underground mine design is expected to be completed in 2016. The mine is projected to produce 4.5 million tonnes per year using shaft and ramp access with sub level open stoping along vertical development intervals of 60 meters. The open pit is expected to be used for disposal of mill tailings during the life of the underground operation. The open pit is projected to operate for a period of 8 years to be followed by 22 years of underground mining. During 2015 a total of $112.9 million was spent at Skouries, excluding capitalized exploration and capitalized interest.

On January 11, 2016, the Company announced that construction and development activities at the Skouries project were being suspended due to delays in the issuance of routine permits and licenses by the Greek permitting authorities. Environmental protection works and care and maintenance activities continued to be performed in order to safeguard the environment and the assets of the Company at site at a cost of approximately $1.0 million per month.

Stratoni

Stratoni produced 31% less concentrate than in 2014 mainly due to lower mine output. Mine output was impacted by fewer available underground production faces as well as an extended mine shutdown related to Kassandra mines’ permitting issues. Stratoni reported a loss from mining operations of $12.5 million (2014: gross profit $0.6 million). The loss included a write down of inventory to net realizable value of $3.3 million. In addition to the shortfall in production, the profitability of mining operations was impacted by weak lead and zinc prices. Capital expenditures for the year included upgrades to health, safety and environmental equipment, and upgrades to the water treatment plant.

In 2016, the Company expects to process 220,000 tonnes of ore at grades of 6.2% lead, 10.0% zinc and 163 grams per tonne silver. Sustaining capital for the year is expected to be $10.0 million.

The Mavres Petres Mine currently has a mine life of approximately three years based on the known proven and probable reserves. Geological potential exists to expand resources at Mavres Petres and extend mine life, however, in order to delineate additional resources, a mining development and drilling campaign would be required at an estimated cost of $25 million over the next three years, assuming timely issuance of any permits that may be required.

Perama Hill

Project engineering was completed during the year on Perama Hill and the project was placed on care and maintenance pending receipt of the Environmental Impact Assessment approval. In 2015, a total of $1.0 million was spent on the Perama Hill project.

6

BRAZIL

Vila Nova

A nominal amount of iron ore was processed and shipped in the first quarter of 2015 while preparing the plant for shutdown. No production was realized during the rest of the 2015 year, and sales and operational activities remained suspended during the year due to low iron ore market prices.

Tocantinzinho

The Company completed a Feasibility Study for the Tocantinzinho project during 2015. The project is expected to generate positive cash flows with a return rate of 13.5% after tax at a forecast gold price of $1,250 per ounce. Capital costs incurred at Tocantinzinho in 2015 totalled $4.1 million and were spent on engineering and site works to advance the installation of the access road to the site.

Additional optimization studies are planned for 2016 at the Tocantinzinho project. The Company is expected to spend $10.0 million in capital during 2016, primarily on completing construction of the access road to site, permitting, basic engineering and general site costs.

ROMANIA

Certej

In May 2015 the Company released the results of the Feasibility Study for the Certej project. The study included improvements in the mine design and further optimization of the flotation and oxidation processes for gold recovery. This study resulted in a decrease in projected capital investment and reduced life of mine operating costs as compared with the previous Feasibility Study.

Engineering work continued during 2015 on trade off studies with a focus on further opportunities to improve the project and increase the level of engineering confidence. Work began on amending the existing environmental permits to reflect the proposed changes and such work will continue to be the focus of efforts in 2016. During 2015 a total of $15.8 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

During 2016, the Company expects to spend approximately $20.0 million at Certej, with a focus on continuing infrastructure projects, advancing permitting and support engineering as defined in the 2015 Feasibility Study.

7

Exploration Review

A total of $30.0 million was spent in 2015 on exploration, which included 58,000 meters of drilling. Exploration activities were conducted at 17 projects including early-stage, brownfields and in-mine programs in Turkey, China, Brazil, Greece and Romania.

Turkey

At the Efemcukuru mine 5,500 meters of drilling focused on establishing the grade and continuity of mineralized trends within the Kokarpinar vein system. Reconnaissance teams drill-tested porphyry-epithermal targets at the Dolek project in Northeast Turkey (1,900 meters), and conducted project generation work mainly in northern and western Turkey. Aeromagnetic data were acquired covering roughly 6,000 square kilometers in an area west of Kisladag, which will form the basis of regional reconnaissance work in 2016, directed towards identifying new porphyry and epithermal targets.

China

In China, brownfields and in-mine exploration programs were completed at Tanjianshan and White Mountain. At Tanjianshan, 4,700 meters of drilling, collared from the new underground development, defined along-strike and down-dip extensions to the high-grade QLT North deposit. Drilling was also completed at the nearby Xijingou deposit (2,200 meters), and the Dushugou and Qingshan prospects (800 meters total). At White Mountain, 14,200 meters of underground drilling were completed, focused mainly on expanding resources in the South, North, and Far North zones. Finally, a 600 meter drill program tested new exploration targets on the Anbao license, north of Jinfeng.

Brazil

In Brazil, the KRB prospect in the Tocantinzinho project area was tested with 3,000 meters of drilling completed. Other exploration activities in Brazil were limited project generation, mainly in the Central Brazil gold belt and in the northeastern part of the country.

Greece

Exploration drilling in Greece totaled 900 meters of underground drilling that targeted extensions of the Mavres Petres deposit. Other exploration activities focused on mapping and sampling programs on our Halkidiki and Sapes license areas, and project generation work in northern Greece. Several new high-grade vein occurrences were identified peripheral to the Skouries deposit, and drilling targets were defined at the Tsikara and Fisoka prospects.

Romania

In Romania, five exploration projects were drilled in the Certej area. A total of 5,100 meters of drilling were completed at the Muncel VMS deposit aimed at identifying gold-rich areas within the base metal system. At Magura, 8,900 meters of drilling targeted down-dip and along-strike extensions of high-grade veins that were historically explored in underground workings. At the newly acquired Certej North exploration license, 4,700 meters of drilling were completed intersecting broad zones of peripheral porphyry and epithermal-style alteration/mineralization. Drilling programs also tested the P. Avram prospect (1,700 meters) and porphyry targets on the Deva exploration license (650 meters).

8

2016 Financial Outlook

The Company’s balance sheet remains one of the strongest amongst its peers, with approximately $290 million in cash, cash equivalents and term deposits and $375 million in undrawn credit lines. Sustaining capital for gold mining operations in 2016 is estimated to be approximately $105 million. Planned expenditures for new mining development is approximately $190 million at the Olympias Phase II and Eastern Dragon. Exploration expenditures in 2016 are expected to be $25 million (65% expensed and 35% capitalized), with a balanced focus on resource delineation and brownfield drilling at existing operations, testing known structures, and project generation.

Financing Activities

The Company paid dividends of $10.9 million to non-controlling interests and $11.3 million to shareholders during 2015.

The Company is suspending the cash payment of its semi-annual dividend payment effective the first quarter of 2016. The decision of the Board of Directors has been made in view of the low gold price, the terms and conditions of the Dividend Policy and the requirements of the Canada Business Corporations Act (CBCA). We continue to believe that a portion of funds from operations should be shared with our investors and look forward to resuming dividend payments in a stronger gold price environment.

Conference Call

A conference call to discuss the details of the Company’s 2015 Year End and Fourth Quarter Results will be held by senior management on March 24, 2016 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until April 5, 2016)
Date:	Thursday March 24, 2016	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	3377 5022
Toll free:	888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s 2015 Year End and Fourth Quarter Results.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 27, 2015.

9

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 27, 2015 and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations

Eldorado Gold Corporation

604.601.6701 or 1.888.353.8166

10

Eldorado Gold Mineral Reserves, as of December 2015
Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Eastern Dragon	837	11.07	297	2,168	6.46	447	3,005	7.70	744
Efemcukuru	801	8.31	214	3,367	6.84	740	4,168	7.12	954
Jinfeng	5,360	3.94	680	9,767	3.77	1,183	15,127	3.83	1,863
Kisladag	48,581	0.85	1,333	282,378	0.67	6,065	330,959	0.70	7,398
Olympias	4,851	8.65	1,349	11,236	7.54	2,724	16,087	7.87	4,073
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	73,474	0.91	2,148	79,262	0.64	1,643	152,736	0.77	3,791
Tanjianshan	1,340	2.18	94	1,267	3.83	156	2,607	2.98	250
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824
White Mountain	3,510	3.26	368	2,446	3.10	244	5,956	3.20	612
TOTAL GOLD	180,718	1.56	9,072	443,525	1.11	15,814	624,243	1.24	24,886
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Eastern Dragon	837	81	2,178	2,168	67	4,628	3,005	70	6,806
Olympias	4,851	124	19,339	11,236	130	46,962	16,087	128	66,301
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	428	172	2,367	227	184	1,343	655	176	3,710
TOTAL SILVER	31,381	31	31,142	42,351	46	62,381	73,732	39	93,523
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	73,474	0.54	394	79,262	0.48	382	152,736	0.51	776
TOTAL COPPER	73,474	0.54	394	79,262	0.48	382	152,736	0.51	776
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,851	4.1	199	11,236	4.4	494	16,087	4.3	693
Stratoni	428	6.6	28	227	7.3	17	655	6.9	45
TOTAL LEAD	5,279	4.3	227	11,463	4.5	511	16,742	4.4	738
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,851	5.1	247	11,236	6.0	674	16,087	5.7	921
Stratoni	428	10.2	44	227	10.3	23	655	10.2	67
TOTAL ZINC	5,279	5.5	291	11,463	6.1	697	16,742	5.9	988

11

Eldorado Gold Mineral Resources as of December 2015
Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources
Gold	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au	Tonnes	Au	In-situ Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Eastern Dragon	800	12.48	322	2,700	6.04	530	3,500	7.50	852	2,200	2.67	190
Efemcukuru	2,343	8.82	665	2,573	7.84	649	4,916	8.31	1,314	5,524	4.75	844
Jinfeng	6,887	4.16	920	13,029	3.78	1,581	19,916	3.91	2,501	7,818	3.83	962
Kisladag	48,232	0.82	1,276	441,134	0.59	8,325	489,366	0.61	9,601	372,643	0.40	4,792
Olympias	4,464	9.97	1,431	10,644	8.55	2,926	15,108	8.97	4,357	3,955	8.34	1,060
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa				0	0.00	0	0	0.00	0	10,542	5.70	1,932
Sapes				2,423	6.08	474	2,423	6.08	474	1,011	10.65	347
Skouries	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tanjianshan	2,007	2.13	137	3,384	3.01	327	5,391	2.68	464	4,341	3.85	537
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
White Mountain	4,206	3.64	491	2,678	3.45	297	6,884	3.56	788	1,685	6.98	378
TOTAL GOLD	217,069	1.53	10,643	770,868	0.91	22,670	987,937	1.05	33,313	603,244	0.71	13,721
Silver	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag	Tonnes	Ag	In-situ Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Eastern Dragon	800	91	2,400	2,700	67	5,900	3,500	73	8,300	2,200	20	1,500
Olympias	4,464	142	20,380	10,644	147	50,305	15,108	146	70,685	3,955	118	15,050
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa				0	0	0	0	0	0	10,542	57	19,156
Stratoni	644	201	4,162	412	212	2,808	1,056	205	6,970	490	169	2,662
TOTAL SILVER	36,490	30	35,045	85,594	29	79,679	122,084	29	114,724	38,181	34	41,592
Copper	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu	Tonnes	Cu	In-situ Cu
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Skouries	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
TOTAL COPPER	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
Lead	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb	Tonnes	Pb	In-situ Pb
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,464	4.7	210	10,644	5.0	532	15,108	4.9	742	3,955	3.9	153
Stratoni	644	7.7	50	412	7.9	33	1,056	7.9	83	490	6.4	31
TOTAL LEAD	5,108	5.1	260	11,056	5.1	565	16,164	5.1	825	4,445	4.1	184
Zinc	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn	Tonnes	Zn	In-situ Zn
	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)	(x1000)%		tonnes (x1000)
Olympias	4,464	5.8	259	10,644	6.8	724	15,108	6.5	983	3,955	4.3	171
Stratoni	644	10.6	68	412	11.7	48	1,056	11.0	116	490	8.8	43
TOTAL ZINC	5,108	6.4	327	11,056	7.0	772	16,164	6.8	1,099	4,445	4.8	214
Iron	Tonnes	Fe		Tonnes	Fe		Tonnes	Fe		Tonnes	Fe
	(x1000)%			(x1000)%			(x1000)%			(x1000)%
Vila Nova	2,212	59.3		10,982	58.5		13,194	58.7		9,519	59.7
TOTAL IRON	2,212	59.3		10,982	58.5		13,194	58.7		9,519	59.7

12

Notes on Mineral Resources and Reserves

1)	Mineral reserves and mineral resources are as of December 31, 2015.
2)	Mineral reserves are included in the mineral resources.
3)	The mineral reserves and mineral resources are disclosed on a total project basis.
4)	The Olympias mineral reserves and mineral resources now excludes any remaining old tailings material.
5)	Vila Nova mineral reserves have been removed from the Reserve table due to not being economic at projected long term iron ore prices.

Mineral Reserve Notes

1)	Long Term Metal Price Assumptions
•	Gold price: $1,200/oz
•	Silver price: $16.00/oz (for Stratoni it was $7.74/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.)
•	Copper price: $3.00/lb
•	Lead price: $2,000/t
•	Zinc price: $2,000/t
2)	Cut-off Grades

Kisladag: $7.30 NSR; Efemcukuru: 3.48 g/t Au; Perama: 0.8 g/t Au; Tanjianshan: 1.30 g/t Au (JLG), 1.7 g/t Au (QLT South), 3.80 g/t Au (QLT); Jinfeng: 0.65 g/t Au (open pit), 2.3g/t Au (underground); White Mountain: 1.8 g/t Au; Eastern Dragon: 1.0 g/t Au (open pit), 1.7g/t Au (underground); Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $76.00 NSR; Stratoni: 15.54% Zn Equivalent grade (=Zn%+Pb%*1.20+Ag%*165); Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

3)	Qualified Persons
•	Richard Miller, P.Eng., General Manager, Kisladag Mine, is responsible for the Kisladag reserves.
•	John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Skouries open pit, Certej and Tocantinzinho reserves.
•	Doug Jones (Registered Member - SME), Senior Vice President, Operations for the Company, is responsible for the Tanjianshan, Jinfeng, White Mountain, Eastern Dragon, Efemcukuru, Olympias, Stratoni and Perama Hill reserves.
•	Colm Keogh, P.Eng, Principal Mining Engineer, AMC Mining Consultants (Canada) Ltd., is responsible for the Skouries underground reserves.

13

Mineral Resource Notes

1)	Cut-off Grades

Kisladag: 0.25 g/t Au; Efemcukuru: 2.5 g/t Au; Perama: 0.5 g/t Au; Jinfeng: 0.5 g/t Au (open pit), 2.0 g/t Au (underground); Tanjianshan: 1.0 g/t Au (JLG), 1.0 g/t Au (QLT South), 2.5 g/t Au (QLT); White Mountain: 1.0 g/t Au; Eastern Dragon: 1.0 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit). Resource cut-offs for Olympias and Stratoni are geological based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

2)	Qualified Persons
•	Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for all of the Company's mineral resources except for those associated with Sapes.
•	Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources.

14

Q4 and Full Year 2015 Gold Production Highlights (in US$)

	Fourth Quarter 2015	Fourth Quarter 2014	2015	2014	2016 Outlook[5]
Gold Production
Ounces Sold	171,310	203,952	705,310	774,522	n/a
Ounces Produced[1]	169,732	199,572	723,532	789,224	565,000 to 630,000
Cash Operating Cost ($/oz)[2,4]	567	505	552	500	585 to 620
Total Cash Cost ($/oz)[3,4]	620	557	606	557	n/a
Realized Price ($/oz - sold)	1,105	1,199	1,168	1,266	n/a
Kişladağ Mine, Turkey
Ounces Sold	64,395	89,410	280,892	311,451	n/a
Ounces Produced	64,574	89,148	281,280	311,233	225,000 to 240,000
Tonnes to Pad	4,755,500	4,687,620	19,146,685	15,501,790	n/a
Grade (grams / tonne)	0.68	0.96	0.70	1.01	n/a
Cash Operating Cost ($/oz)[4]	510	464	543	443	550 to 600
Total Cash Cost ($/oz)[3,4]	526	480	558	461	n/a
Efemçukuru Mine, Turkey
Ounces Sold	25,897	24,602	99,147	101,717	n/a
Ounces Produced	24,434	19,988	100,482	98,829	90,000 to 100,000
Tonnes Milled	118,870	112,703	454,863	436,852	n/a
Grade (grams / tonne)	7.21	7.77	7.82	8.34	n/a
Cash Operating Cost ($/oz)[4]	559	674	521	573	550 to 600
Total Cash Cost ($/oz)[3,4]	588	698	540	595	n/a
Tanjianshan Mine, China
Ounces Sold	16,808	28,058	97,563	107,614	n/a
Ounces Produced	16,808	28,058	97,563	107,614	70,000 to 80,000
Tonnes Milled	256,371	221,741	1,060,176	1,045,440	n/a
Grade (grams / tonne)	2.41	4.73	3.14	3.69	n/a
Cash Operating Cost ($/oz)[4]	656	359	473	389	675 to 725
Total Cash Cost ($/oz)[3,4]	855	513	646	559	n/a
Jinfeng Mine, China
Ounces Sold	41,979	42,177	149,552	168,432	n/a
Ounces Produced	36,707	42,219	149,655	168,503	95,000 to 105,000
Tonnes Milled	313,119	380,818	1,303,863	1,470,824	n/a
Grade (grams / tonne)	4.13	3.92	4.13	3.99	n/a
Cash Operating Cost ($/oz) [4]	641	531	587	575	700 to 750
Total Cash Cost ($/oz) [3,4]	716	612	669	658	n/a
White Mountain Mine, China
Ounces Sold	22,231	19,705	78,156	85,308	n/a
Ounces Produced	22,231	19,705	78,156	85,308	75,000 to 85,000
Tonnes Milled	217,950	217,859	849,335	850,782	n/a
Grade (grams / tonne)	3.83	3.45	3.30	3.47	n/a
Cash Operating Cost ($/oz) [4]	536	638	653	617	625 to 675
Total Cash Cost ($/oz) [3,4]	573	678	691	657	n/a
Olympias, Greece
Ounces Sold	-	-	-	-	n/a
Ounces Produced[1]	4,978	454	16,396	17,737	n/a
Tonnes Milled	166,427	175,244	589,675	625,345	n/a
Grade (grams / tonne)	2.25	2.27	1.99	2.70	n/a
Cash Operating Cost ($/oz)[4]	-	-	-	-	n/a
Total Cash Cost ($/oz)[3,4]	-	-	-	-	n/a

1 Ounces produced include production from tailings retreatment at Olympias.

2 Cost figures calculated in accordance with the Gold Institute Standard.

3 Cash operating costs, plus royalties and the cost of off-site administration.

4 Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

5 Outlook assumes the following metal prices: Gold $1,200 per ounce; Silver $20 per ounce.

15

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	288,189	498,514
Term deposits		4,382	2,800
Restricted cash		248	262
Marketable securities		18,331	4,251
Accounts receivable and other	7	85,468	117,995
Inventories	8	175,626	223,412
		572,244	847,234
Deferred income tax assets	17	-	104
Other assets	10	83,147	43,605
Defined benefit pension plan	16	10,897	12,790
Property, plant and equipment	11	4,747,759	5,963,611
Goodwill	12	50,276	526,296
		5,464,323	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	236,819	184,712
Current debt	14	-	16,343
		236,819	201,055
Debt	14	589,395	587,201
Other non-current liability		6,166	49,194
Asset retirement obligations	15	102,636	109,069
Deferred income tax liabilities	17	607,871	869,207
		1,542,887	1,815,726
Equity
Share capital	18	5,319,101	5,318,950
Treasury stock		(10,211)	(12,949)
Contributed surplus		47,236	38,430
Accumulated other comprehensive loss		(20,572)	(18,127)
Deficit		(1,583,873)	(31,721)
Total equity attributable to shareholders of the Company		3,751,681	5,294,583
Attributable to non-controlling interests		169,755	283,331
		3,921,436	5,577,914
		5,464,323	7,393,640

Approved on behalf of the Board of Directors

(Signed)  John Webster       Director

(Signed) Paul N. Wright      Director

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Consolidated Financial Statements for the year ended Dec 31, 2015.

16

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2015	2014
		$	$
Revenue
Metal sales		863,292	1,067,899

Cost of sales
Production costs	26	469,818	508,280
Inventory write-down		12,024	13,469
Depreciation and amortization		178,978	177,227
		660,820	698,976
Gross profit		202,472	368,923

Exploration expenses		17,853	16,230
Mine standby costs		10,244	-
General and administrative expenses		56,191	68,196
Defined benefit pension plan expense	16	1,670	1,620
Share based payments	19	15,877	18,775
Impairment loss on property, plant and equipment and goodwill	11, 12	1,881,665	-
Other writedown of assets		16,451	3,001
Foreign exchange loss		16,794	7,176
Operating profit (loss)		(1,814,273)	253,925

Loss on disposal of assets		159	1,926
Loss on marketable securities and other investments		-	2,415
Loss on investments in associates		-	102
Other income		(5,661)	(9,436)
Asset retirement obligation accretion	15	2,411	2,326
Interest and financing costs	27	18,328	28,779

Profit (loss) before income tax		(1,829,510)	227,813
Income tax expense (recovery)	17	(184,368)	121,269
Profit (loss) for the year		(1,645,142)	106,544

Attributable to:
Shareholders of the Company		(1,540,895)	102,607
Non-controlling interests		(104,247)	3,937
Profit (loss) for the year		(1,645,142)	106,544

Weighted average number of shares outstanding (thousands)	28
Basic		716,586	716,288
Diluted		716,590	716,300

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(2.15)	0.14
Diluted earnings (loss) per share		(2.15)	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Consolidated Financial Statements for the year ended Dec 31, 2015.

17

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2015	2014
		$	$

Profit (loss) for the year		(1,645,142)	106,544
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(2,232)	(2,353)
Realized gains on disposal of available-for-sale financial assets		-	1,878
Actuarial gains on severance obligation		642	-
Actuarial losses on defined benefit pension plans	16	(855)	(596)
Total other comprehensive loss for the year		(2,445)	(1,071)
Total comprehensive income (loss) for the year		(1,647,587)	105,473

Attributable to:
Shareholders of the Company		(1,543,340)	101,536
Non-controlling interests		(104,247)	3,937
		(1,647,587)	105,473

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Consolidated Financial Statements for the year ended Dec 31, 2015.

18

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2015	2014
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the year		(1,645,142)	106,544
Items not affecting cash:
Asset retirement obligation accretion		2,411	2,326
Depreciation and amortization		178,978	177,227
Unrealized foreign exchange loss		2,250	1,154
Deferred income tax expense (recovery)		(261,232)	27,795
Loss on disposal of assets		159	1,926
Loss on investment in associates		-	102
Other writedown of assets		16,451	3,001
Impairment loss on property, plant and equipment and goodwill		1,881,665	-
Loss on marketable securities and other investments		-	2,415
Share based payments		15,877	18,775
Defined benefit pension plan expense		1,670	1,620
		193,087	342,885

Property reclamation payments		(722)	(3,038)
Changes in non-cash working capital	20	29,393	(56,502)
		221,758	283,345
Investing activities
Net cash paid on acquisition of subsidiary	5(a)	-	(30,318)
Purchase of property, plant and equipment		(396,027)	(410,690)
Proceeds from the sale of property, plant and equipment		3,481	147
Proceeds on production of tailings retreatment		17,918	26,599
Purchase of marketable securities		(16,312)	(3,313)
Proceeds from the sale of marketable securities		-	1,521
Redemption of (investment in) term deposits		(1,582)	31,902
Decrease (increase) in restricted cash		(345)	31
		(392,867)	(384,121)
Financing activities
Issuance of common shares for cash		121	1,996
Proceeds from contributions from non-controlling interest		1,600	40,000
Dividend paid to shareholders		(11,257)	(13,010)
Dividend paid to non-controlling interests		(10,929)	(12,466)
Purchase of treasury stock		(2,394)	(6,413)
Long-term and bank debt proceeds		8,171	32,625
Long-term and bank debt repayments		(24,528)	(32,622)
		(39,216)	10,110
Net decrease in cash and cash equivalents		(210,325)	(90,666)
Cash and cash equivalents - beginning of year		498,514	589,180
Cash and cash equivalents - end of year		288,189	498,514

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Consolidated Financial Statements for the year ended Dec 31, 2015.

19

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2015	2014
		$	$
Share capital
Balance beginning of year		5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		121	1,996
Transfer of contributed surplus on exercise of options		30	2,141
Transfer of contributed surplus on exercise of deferred phantom
units		-	224
Balance end of year		5,319,101	5,318,950

Treasury stock
Balance beginning of year		(12,949)	(10,953)
Purchase of treasury stock		(2,394)	(6,413)
Shares redeemed upon exercise of restricted share units		5,132	4,417
Balance end of year		(10,211)	(12,949)

Contributed surplus
Balance beginning of year		38,430	78,557
Share based payments		16,258	18,503
Shares redeemed upon exercise of restricted share units		(5,132)	(4,417)
Recognition of other non-current liability and related costs		(2,290)	(51,848)
Transfer to share capital on exercise of options and deferred
phantom units		(30)	(2,365)
Balance end of year		47,236	38,430

Accumulated other comprehensive loss
Balance beginning of year		(18,127)	(17,056)
Other comprehensive loss for the year		(2,445)	(1,071)
Balance end of year		(20,572)	(18,127)

Deficit
Balance beginning of year		(31,721)	(121,318)
Dividends paid		(11,257)	(13,010)
Profit (loss) attributable to shareholders of the Company		(1,540,895)	102,607
Balance end of year		(1,583,873)	(31,721)
Total equity attributable to shareholders of the Company		3,751,681	5,294,583

Non-controlling interests
Balance beginning of year		283,331	251,045
Profit (loss) attributable to non-controlling interests		(104,247)	3,937
Dividends declared to non-controlling interests		(10,929)	(11,651)
Increase during the period		1,600	40,000
Balance end of year		169,755	283,331

Total equity		3,921,436	5,577,914

The accompanying notes are an integral part of these consolidated financial statements.

Click here for the Consolidated Financial Statements for the year ended Dec 31, 2015.

20

Consolidated Financial Statements

December 31, 2015 and 2014

(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on management’s best estimates and judgments. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control – Integrated Framework. Based on this assessment, management has concluded that as at December 31, 2015, the Company’s internal control over financial reporting was effective.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, the Company’s outside advisors and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

KPMG, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Independent Auditors’ Report of Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has also been audited by KPMG, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) Paul N. Wright	(Signed) Fabiana E. Chubbs

Paul N. Wright	Fabiana E. Chubbs
President & Chief Executive Officer	Chief Financial Officer

March 23, 2016

Vancouver, British Columbia, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

We have audited the accompanying consolidated financial statements of Eldorado Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Eldorado Gold Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eldorado Gold Corporation's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013), and our report dated March 23, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Eldorado Gold Corporation’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 23, 2016

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eldorado Gold Corporation

We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled “Management’s Responsibility for Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2014 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2015, and our report dated March 23, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 23, 2016

Eldorado Gold Corporation

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2015	December 31, 2014

		$	$
ASSETS
Current assets
Cash and cash equivalents	6	288,189	498,514
Term deposits		4,382	2,800
Restricted cash		248	262
Marketable securities		18,331	4,251
Accounts receivable and other	7	85,468	117,995
Inventories	8	175,626	223,412
		572,244	847,234
Deferred income tax assets	17	-	104
Other assets	10	83,147	43,605
Defined benefit pension plan	16	10,897	12,790
Property, plant and equipment	11	4,747,759	5,963,611
Goodwill	12	50,276	526,296
		5,464,323	7,393,640
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	13	236,819	184,712
Current debt	14	-	16,343
		236,819	201,055
Debt	14	589,395	587,201
Other non-current liability		6,166	49,194
Asset retirement obligations	15	102,636	109,069
Deferred income tax liabilities	17	607,871	869,207
		1,542,887	1,815,726
Equity
Share capital	18	5,319,101	5,318,950
Treasury stock		(10,211)	(12,949)
Contributed surplus		47,236	38,430
Accumulated other comprehensive loss		(20,572)	(18,127)
Deficit		(1,583,873)	(31,721)
Total equity attributable to shareholders of the Company		3,751,681	5,294,583
Attributable to non-controlling interests		169,755	283,331
		3,921,436	5,577,914
		5,464,323	7,393,640

Approved on behalf of the Board of Directors

(Signed) John Webster       Director

(Signed) Paul N. Wright     Director

Date of approval: March 23, 2016

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the year ended December 31	Note	2015	2014
		$	$
Revenue
Metal sales		863,292	1,067,899

Cost of sales
Production costs	26	469,818	508,280
Inventory write-down		12,024	13,469
Depreciation and amortization		178,978	177,227
		660,820	698,976
Gross profit		202,472	368,923

Exploration expenses		17,853	16,230
Mine standby costs		10,244	-
General and administrative expenses		56,191	68,196
Defined benefit pension plan expense	16	1,670	1,620
Share based payments	19	15,877	18,775
Impairment loss on property, plant and equipment and goodwill	11, 12	1,881,665	-
Other writedown of assets		16,451	3,001
Foreign exchange loss		16,794	7,176
Operating profit (loss)		(1,814,273)	253,925

Loss on disposal of assets		159	1,926
Loss on marketable securities and other investments		-	2,415
Loss on investments in associates		-	102
Other income		(5,661)	(9,436)
Asset retirement obligation accretion	15	2,411	2,326
Interest and financing costs	27	18,328	28,779

Profit (loss) before income tax		(1,829,510)	227,813
Income tax expense (recovery)	17	(184,368)	121,269
Profit (loss) for the year		(1,645,142)	106,544

Attributable to:
Shareholders of the Company		(1,540,895)	102,607
Non-controlling interests		(104,247)	3,937
Profit (loss) for the year		(1,645,142)	106,544

Weighted average number of shares outstanding (thousands)	28
Basic		716,586	716,288
Diluted		716,590	716,300

Earnings per share attributable to shareholders of the Company:
Basic earnings (loss) per share		(2.15)	0.14
Diluted earnings (loss) per share		(2.15)	0.14

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2015	2014
		$	$

Profit (loss) for the year		(1,645,142)	106,544
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets		(2,232)	(2,353)
Realized gains on disposal of available-for-sale financial assets		-	1,878
Actuarial gains on severance obligation		642	-
Actuarial losses on defined benefit pension plans	16	(855)	(596)
Total other comprehensive loss for the year		(2,445)	(1,071)
Total comprehensive income (loss) for the year		(1,647,587)	105,473

Attributable to:
Shareholders of the Company		(1,543,340)	101,536
Non-controlling interests		(104,247)	3,937
		(1,647,587)	105,473

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year ended December 31	Note	2015	2014
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the year		(1,645,142)	106,544
Items not affecting cash:
Asset retirement obligation accretion		2,411	2,326
Depreciation and amortization		178,978	177,227
Unrealized foreign exchange loss		2,250	1,154
Deferred income tax expense (recovery)		(261,232)	27,795
Loss on disposal of assets		159	1,926
Loss on investment in associates		-	102
Other writedown of assets		16,451	3,001
Impairment loss on property, plant and equipment and goodwill		1,881,665	-
Loss on marketable securities and other investments		-	2,415
Share based payments		15,877	18,775
Defined benefit pension plan expense		1,670	1,620
		193,087	342,885

Property reclamation payments		(722)	(3,038)
Changes in non-cash working capital	20	29,393	(56,502)
		221,758	283,345
Investing activities
Net cash paid on acquisition of subsidiary	5(a)	-	(30,318)
Purchase of property, plant and equipment		(396,027)	(410,690)
Proceeds from the sale of property, plant and equipment		3,481	147
Proceeds on production of tailings retreatment		17,918	26,599
Purchase of marketable securities		(16,312)	(3,313)
Proceeds from the sale of marketable securities		-	1,521
Redemption of (investment in) term deposits		(1,582)	31,902
Decrease (increase) in restricted cash		(345)	31
		(392,867)	(384,121)
Financing activities
Issuance of common shares for cash		121	1,996
Proceeds from contributions from non-controlling interest		1,600	40,000
Dividend paid to shareholders		(11,257)	(13,010)
Dividend paid to non-controlling interests		(10,929)	(12,466)
Purchase of treasury stock		(2,394)	(6,413)
Long-term and bank debt proceeds		8,171	32,625
Long-term and bank debt repayments		(24,528)	(32,622)
		(39,216)	10,110
Net decrease in cash and cash equivalents		(210,325)	(90,666)
Cash and cash equivalents - beginning of year		498,514	589,180
Cash and cash equivalents - end of year		288,189	498,514

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31,	Note	2015	2014
		$	$
Share capital
Balance beginning of year		5,318,950	5,314,589
Shares issued upon exercise of share options, for cash		121	1,996
Transfer of contributed surplus on exercise of options		30	2,141
Transfer of contributed surplus on exercise of deferred phantom
units		-	224
Balance end of year		5,319,101	5,318,950

Treasury stock
Balance beginning of year		(12,949)	(10,953)
Purchase of treasury stock		(2,394)	(6,413)
Shares redeemed upon exercise of restricted share units		5,132	4,417
Balance end of year		(10,211)	(12,949)

Contributed surplus
Balance beginning of year		38,430	78,557
Share based payments		16,258	18,503
Shares redeemed upon exercise of restricted share units		(5,132)	(4,417)
Recognition of other non-current liability and related costs		(2,290)	(51,848)
Transfer to share capital on exercise of options and deferred
phantom units		(30)	(2,365)
Balance end of year		47,236	38,430

Accumulated other comprehensive loss
Balance beginning of year		(18,127)	(17,056)
Other comprehensive loss for the year		(2,445)	(1,071)
Balance end of year		(20,572)	(18,127)

Deficit
Balance beginning of year		(31,721)	(121,318)
Dividends paid		(11,257)	(13,010)
Profit (loss) attributable to shareholders of the Company		(1,540,895)	102,607
Balance end of year		(1,583,873)	(31,721)
Total equity attributable to shareholders of the Company		3,751,681	5,294,583

Non-controlling interests
Balance beginning of year		283,331	251,045
Profit (loss) attributable to non-controlling interests		(104,247)	3,937
Dividends declared to non-controlling interests		(10,929)	(11,651)
Increase during the period		1,600	40,000
Balance end of year		169,755	283,331

Total equity		3,921,436	5,577,914

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd. (“Glory”) in March 2014. Glory has the Sapes project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These consolidated financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain prior period balances have been reclassified to conform to current period presentation.

The consolidated financial statements were authorized for issue by the Board of Directors on March 23, 2016.

Upcoming changes in accounting standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

(1)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies

The principal accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements, and have been applied consistently by all Eldorado entities.

3.1	Basis of presentation and principles of consolidation

(i) Subsidiaries and business combinations

Subsidiaries are entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.

The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain is recognised directly in the income statement.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

The most significant wholly-owned and partially-owned subsidiaries of Eldorado, are presented below:

Subsidiary	Location	Ownership interest	Status	Operations and development projects owned
Tüprag Metal Madencilik Sanayi ve Ticaret AS (“Tüprag”)	Turkey	100%	Consolidated	Kişladağ Mine
				Efemçukuru Mine
Qinghai Dachaidan Mining Ltd. (“QDML”)	China	90%	Consolidated	TJS Mine
Sino Guizhou Jinfeng Mining Ltd. (“Jinfeng”)	China	82%	Consolidated	Jinfeng Mine
Sino Gold Jilin BMZ Mining Ltd.	China	95%	Consolidated	White Mountain Mine
Heihe Rockmining Ltd. (“Eastern Dragon”)	China	75%	Consolidated	Eastern Dragon Project
Hellas Gold SA (“Hellas”)	Greece	95%	Consolidated	Stratoni Mine
				Olympias Project
				Skouries Project
Thracean Gold Mining SA	Greece	100%	Consolidated	Perama Hill Project
Glory Resources Ltd.	Greece	100%	Consolidated	Sapes Project
Unamgen Mineração e Metalurgia S/A	Brazil	100%	Consolidated	Vila Nova Iron Ore Mine
Brazauro Resources Corporation (“Brazauro”)	Brazil	100%	Consolidated	Tocantinzinho Project
Deva Gold SA (“Deva”)	Romania	81%	Consolidated	Certej Project

(ii) Investments in associates (equity accounted for investees)

Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.

(2)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each balance sheet date, each investment in associates is assessed for indicators of impairment.

(iii) Transactions with non-controlling interests

For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.

(iv) Transactions eliminated on consolidation

Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.

3.2	Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of Eldorado’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

3.3	Property, plant and equipment

(i) Cost and valuation

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the income statement.

(ii) Property, plant and equipment

Property, plant and equipment include expenditures incurred on properties under development, significant payments related to the acquisition of land and mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

(3)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(iii) Depreciation

Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.

Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.

Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful life of the assets.

Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.

Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.

(iv) Subsequent costs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.

(v) Deferred stripping costs

Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs are capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping). Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.

(vi) Borrowing costs

Borrowing costs are expensed as incurred except where they are directly attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete.

Investment income arising on the temporary investment of proceeds from borrowings is offset against borrowing costs being capitalized.

(vii) Mine standby and restructuring costs

Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs during temporary shutdowns of a mine.

3.4	Exploration, evaluation and development expenditures

(i) Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(4)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(ii) Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

a)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
b)	determining the optimal methods of extraction and metallurgical and treatment processes;
c)	studies related to surveying, transportation and infrastructure requirements;
d)	permitting activities; and
e)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

•  There is a probable future benefit that will contribute to future cash inflows;

•  The Company can obtain the benefit and control access to it; and

•  The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii) Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill moves into the production stage. The Company assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specification); and (4) the ability to sustain ongoing production of minerals.

Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

3.5	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Eldorado's share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.

(5)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. Impairment losses on goodwill are not reversed. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units (“CGU”s) that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

3.6	Impairment of non-financial assets

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment test is performed when the impairment indicators demonstrate that the carrying amount may not be recoverable and it is reviewed at least annually.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.

Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU based on the detailed mine and/or production plans. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, fair value less cost to sell is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item is no longer impaired.

3.7	Financial assets

(i) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities of greater than 12 months after the end of the reporting period, which are classified as non-current assets. Eldorado’s loans and receivables comprise cash and cash equivalents, restricted cash, accounts receivable and other and other assets in the balance sheet.

(6)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Eldorado’s available-for-sale financial assets comprise marketable securities not held for the purpose of trading.

(ii) Recognition and measurement

Financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Gain or loss on marketable securities’ in the period in which they arise. Dividend income from ‘financial assets at fair value through profit or loss’ is recognised in the income statement as part of other income when Eldorado’s right to receive payments is established.

Gains or losses arising from changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income and presented within equity. When marketable securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in other comprehensive income are included in the income statement as ‘Gain or loss on marketable securities’.

(iii) Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value. In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the income statement.

 All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Impairment losses recognized for equity securities are not reversed.

(7)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
3.8	Derivative financial instruments
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value thereafter are recognized in profit and loss. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives are not accounted for using hedge accounting.
3.9	Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
i)	Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, iron ore stockpile awaiting shipment, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of property, plant and equipment.

Inventory costs are charged to production costs on the basis of quantity of metal sold. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses.

ii)	Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realisable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
3.10	Trade receivables
Trade receivables are amounts due from customers for bullion, doré, gold concentrate, other metal concentrates and iron ore sold in the ordinary course of business.
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less a provision for impairment where neccesary.
3.11	Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with maturities at the date of acquisition of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.
3.12	Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.13	Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(8)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
3.14	Debt and borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the loan to which it relates.
3.15	Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the income statement except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.16	Employee benefits

(i) Defined benefit plans

Certain employees have entitlements under Company pension plans which are defined benefit pension plans. For defined benefit plans, the level of benefit provided is based on the length of service and earnings of the person entitled.

The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The Company obtains actuarial valuations for defined benefit plans for each balance sheet date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields, as per IAS 19. The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the statement of income in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the same line items in the statement of income as the related compensation cost.

(9)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)

Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

(ii) Termination benefits

Eldorado recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(iii) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if Eldorado has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
3.17	Share-based payment transactions

The Company applies the fair value method of accounting for all stock option awards and equity settled restricted share units and performance share units. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is recognized based on the quoted market value of the shares. For equity settled performance share units, compensation expense is recognized based on the fair value of the shares on the date of grant which is determined by a valuator.

The fair value of the options, restricted share units and performance share units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest. Deferred share units are liability awards recorded at the quoted market price at the grant date. The corresponding liability is marked to market at each reporting date.

3.18	Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Rehabilitation and restoration

Provision is made for mine rehabilitation and restoration when an obligation is incurred. The provision is recognised as a liability with a corresponding asset recognised in relation to the mine site. At each reporting date the rehabilitation liability is re-measured in line with changes in discount rates, and timing or amount of the costs to be incurred. The rehabilitation liability is classified as an ‘Asset retirement obligation’ on the balance sheet.
The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activity.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

(10)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Significant accounting policies (continued)
3.19	Revenue recognition

Revenue from the sale of bullion, doré, gold concentrate, other metal concentrates and iron ore is recognized when persuasive evidence of an arrangement exists, the bullion, doré, metal concentrates and iron ore has been shipped, title has passed to the purchaser, the price is fixed or determinable, and collection is reasonably assured. Revenues realized from sales of pre-commercial production are recorded as a reduction of property plant and equipment.

Our metal concentrates are sold under pricing arrangements where final metal prices are determined by market prices subsequent to the date of shipment. Provisional revenue is recorded at date of shipment based on metal prices at that time. Adjustments are made to the provisional revenue in subsequent periods based on fluctuations in the market prices until date of final metal pricing. Consequently, at each reporting period the receivable balances relating to sales of concentrates changes with the fluctuations in market prices.

3.20	Finance income and expenses
Finance income comprises interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in profit or loss using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.21	Earnings (loss) per share
Eldorado presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants and share options granted to employees.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analyses, asset retirement obligations, share-based payments and warrants, pension benefits, valuation of deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

(11)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)
In respect of mining company acquisitions purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax returns.

Estimates of recoverability are required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

Impairment of non-current assets and goodwill

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified.

Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

(12)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Management is also required to make judgments with respect to the level at which goodwill is tested for impairment. Judgments include an assessment of whether CGUs should be grouped together for goodwill testing purposes at a level not larger than an operating segment or tested at the individual CGU level.

5.	Acquisitions and other transactions
a)	Acquisition of Glory

In March 2014, Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own. As a result, Eldorado acquired a 100% interest in the Sapes project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This amount was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 25, 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, CDH has the right to require Eldorado to purchase or procure the purchase by another party of the CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded at the transaction date, representing the present value of the redemption amount of the Put Option, as well as $2,654 of transaction costs. The sum of these amounts was recorded against equity. Future changes in the present value of the redemption amount of the Put Option are being charged against equity. The present value of the liability representing the Put Option as of December 31, 2015 is $51,484 and is included in accounts payable and accrued liabilities in the balance sheet. As of December 31, 2014 this liability was included in other non-current liabilities.

6.	Cash and cash equivalents
	December 31, 2015 $	December 31, 2014 $
Cash at bank and on hand	240,389	444,176
Short-term bank deposits	47,800	54,338
	288,189	498,514

(13)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Accounts receivable and other
	December 31, 2015 $	December 31, 2014 $
Trade receivables	16,137	19,771
Value added and other taxes recoverable	16,195	40,378
Other receivables and advances	15,903	18,572
Prepaid expenses and deposits	37,233	39,274
	85,468	117,995

8.	Inventories
	December 31, 2015 $	December 31, 2014 $

Ore stockpiles	30,897	44,195
In-process inventory and finished goods	36,841	64,314
Materials and supplies	107,888	114,903
	175,626	223,412

The cost of materials and supplies consumed during the year and included in production costs amounted to $190,875 (2014 – $244,003).

Inventory write downs related to Iron Ore, Zinc and Lead inventories amounting to $12,024 (2014 – $13,469) were recognized during the year.

9.	Investment in subsidiaries

The following table summarized the information relating to each of the Company’s subsidiaries that has non-controlling interests (“NCI”) with material impact on net profit. The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations. Disclosures related to Eastern Dragon and White Mountain have not been provided as these subsidiaries currently have no material impact on net profit.

December 31, 2015	QDML	Jinfeng	Hellas	Deva
	$	$	$	$
NCI percentage	10%	18%	5%	19%

Current assets	197,914	47,920	37,563	4,279
Non-current assets	88,194	588,335	1,777,369	396,280
Current liabilities	(24,131)	(116,356)	(748,756)	(167,749)
Non-current liabilities	(7,831)	(30,581)	(288,772)	(43,688)
Net assets	254,146	489,318	777,404	189,122
Carrying amount of NCI	21,013	16,572	33,682	56,521
Revenue	115,762	176,641	35,869	-
Net profit (loss)	9,733	23,367	(1,371,819)	(216,044)
Total comprehensive income (loss)	9,733	23,367	(1,371,819)	(216,044)
Profit (loss) allocated to NCI	1,830	5,071	(69,476)	(40,684)
Dividends paid to NCI	3,262	5,634	-	-
Cash flows from operating activities	44,973	30,874	249,719	14,805
Cash flows from investing activities	(17,934)	(12,250)	(241,428)	(19,983)
Cash flows from financing activities	(32,623)	(21,991)	-	-
Net increase (decrease) in cash and cash equivalents	(5,584)	(3,367)	8,291	(5,178)

(14)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Investment in subsidiaries (continued)

December 31, 2014	QDML	Jinfeng	Hellas	Deva
	$	$	$	$
NCI percentage	10%	18%	10%	18%

Current assets	215,370	59,570	55,214	10,134
Non-current assets	96,011	610,952	3,087,628	630,672
Current liabilities	(26,457)	(146,685)	(509,296)	(151,183)
Non-current liabilities	(7,886)	(26,583)	(546,404)	(84,456)
Net assets	277,038	497,254	2,087,142	405,167
Carrying amount of NCI	22,445	17,136	101,558	97,205
Revenue	136,982	214,527	51,018	-
Net profit (loss)	42,917	35,040	(35,284)	887
Total comprehensive income (loss)	42,917	35,040	(35,284)	887
Profit (loss) allocated to NCI	4,231	5,155	(1,754)	-
Dividends paid to NCI	3,898	7,753	-	-
Cash flows from operating activities	46,481	65,219	234,506	23,307
Cash flows from investing activities	(8,833)	(15,956)	(240,279)	(18,731)
Cash flows from financing activities	(38,978)	(43,069)	-	-
Net increase (decrease) in cash and cash equivalents	(1,330)	6,194	(5,773)	4,576

Significant restrictions

The Company cannot increase the drawdown limit of the entrusted loan described in note 14(d) without the consent of QDML’s non-controlling interest.

10.	Other assets
	December 31, 2015 $	December 31, 2014 $

Restricted credit card deposits	39	627
Non-current accounts receivable and other	2,875	2,925
Prepaid loan costs (note 14(b))	-	1,011
Environmental guarantee deposits	13,667	14,423
Deposit on land acquisition at Jinfeng	2,739	2,907
Long-term value added and other taxes recoverable	63,827	21,712
	83,147	43,605

(15)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties and leases	Capitalized Evaluation	Total
	$	$	$	$	$	$
Cost
Balance at January 1, 2014	329,112	1,569,539	159,584	4,223,421	55,958	6,337,614
Acquisition of Glory	-	268	-	39,285	-	39,553
Additions/transfers	36,657	93,527	11,086	287,602	13,122	441,994
Proceeds on production of tailings retreatment	-	-	-	(26,599)	-	(26,599)
Other movements	15,955	535	(26,410)	6,862	360	(2,698)
Disposals	(153)	(876)	-	-	-	(1,029)
Balance at December 31, 2014	381,571	1,662,993	144,260	4,530,571	69,440	6,788,835

Balance at January 1, 2015	381,571	1,662,993	144,260	4,530,571	69,440	6,788,835
Additions/transfers	35,866	67,649	20,588	263,183	4,674	391,960
Proceeds on production of tailings retreatment	-	-	-	(17,918)	-	(17,918)
Other movements	20	3,661	(455)	1,751	(3,094)	1,883
Disposals	(10,566)	(2,237)	(1)	(1,038)	-	(13,842)
Balance at December 31, 2015	406,891	1,732,066	164,392	4,776,549	71,020	7,150,918

Depreciation and impairment losses
Balance at January 1, 2014	(57,360)	(459,151)	-	(136,721)	-	(653,232)
Depreciation for the year	(35,160)	(110,923)	-	(23,698)	-	(169,781)
Other movements	2,619	153	-	(5,870)	-	(3,098)
Disposals	102	785	-	-	-	887
Balance at December 31, 2014	(89,799)	(569,136)	-	(166,289)	-	(825,224)

Balance at January 1, 2015	(89,799)	(569,136)	-	(166,289)	-	(825,224)
Depreciation for the year	(32,877)	(118,474)	-	(25,756)	-	(177,107)
Other movements	(666)	(2,648)	-	(112)	-	(3,426)
Impairment losses	(15,883)	(131,637)	(4,733)	(1,253,392)	-	(1,405,645)
Disposals	7,320	922	-	1	-	8,243
Balance at December 31, 2015	(131,905)	(820,973)	(4,733)	(1,445,548)	-	(2,403,159)

Carrying amounts
At January 1, 2014	271,752	1,110,388	159,584	4,086,700	55,958	5,684,382
At December 31, 2014	291,772	1,093,857	144,260	4,364,282	69,440	5,963,611
Balance at December 31, 2015	274,986	911,093	159,659	3,331,001	71,020	4,747,759

The amount of capitalized interest during the year ended December 31, 2015 included in property, plant and equipment was $27,215 ($2014 – $14,450).

(16)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Property, plant and equipment (continued)

In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period, which may suggest that the carrying values of its assets are impaired for accounting purposes.  If such indicators of impairment exist to any or all CGUs, those CGUs are tested for impairment.

The Company determined that indicators of impairment were identified in the CGUs of the Certej project, Skouries project, the Stratoni mine, the Vila Nova mine and the TJS mine. No other indicators of impairment were identified.

For the Skouries project, the Company identified indicators of impairment from both internal and external sources of information.  Those were comprised of delays in the permitting process, higher projected capital and operating costs and placement of the project on care and maintenance.  For the Stratoni mine, the Company identified the sustained low prices of lead and zinc as indicators of impairment.  For the TJS mine, changes in the mine plan resulted in an impairment. The assumptions and valuation method used in our asset impairment review for these assets are the same as those described for the annual impairment testing of goodwill (note 12).

For the Vila Nova mine, the Company identified the sustained low price of iron ore as indicators of impairment. The key assumptions used for the calculation of Vila Nova were an iron price of $70 and a discount rate of 5%.

For the Certej project, the Company completed a feasibility study which reflected higher capital and operating costs than had been assumed in the purchase price allocation used to record the Company’s acquisition of European Goldfields Inc. The key assumptions used for the calculations were as follows:

Gold price ($/oz)	$1,300
Silver price ($/oz) Inflation Rate Discount rate	$20 2% 7%

As at December 31, 2015, the Company recorded impairment charges totaling $1,405,645 ($1,049,196 net of deferred income tax recovery), excluding the impairment of goodwill totaling $476,020 (note 12).  Impairment charges comprised of $1,042,066 ($739,867 net of deferred income tax recovery) to the Skouries project, $43,974 ($31,222 net of deferred income tax recovery) to the Stratoni mine, $254,910 ($214,125 net of deferred income tax recovery) on our Certej project, $36,462 ($35,749 net of deferred income tax recovery) to the TJS mine and $28,233 to the Vila Nova mine.

These impairment charges were applied to the property, plant and equipment based on the relative carrying amounts of the assets as at December 31, 2015 that were subject to impairment charges. At December 31, 2015, the carrying amount of our Skouries project, our Certej project and our TJS mine after impairment charges was $309,110, $396,279 and $50,497, respectively.  The full value of the property, plant and equipment was impaired at the Stratoni mine and the Vila Nova mine, as a result the carrying amount of the Stratoni mine and Vila Nova mine is $nil.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

(17)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Goodwill

	2015	2014
	$	$
Cost
Balance at January 1,	526,296	526,296
Impaired during the year	(476,020)	-
Balance at December 31,	50,276	526,296

Impairment tests for goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

Goodwill is allocated to the individual CGUs of TJS and White Mountain in China and to a group of CGUs in Greece.

The recoverable amount of a CGU or group of CGUs is determined based on the higher of fair value less costs to sell and value-in-use. These calculations use projections based on financial budgets approved by management. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The estimates of future cash flows were derived from the most recent LOM plans with mine lives ranging from 6 to 38 years.

Key assumptions used for fair value less costs to sell calculations are as follows:

	2015	2014
Gold price ($/oz)	$1100 - $1,300	$1,300
Silver price ($/oz) Copper ($/lb) Lead ($/lb) Zinc ($/lb) Inflation Rate Discount rate	$16 - $18 $2.59 - $2.86 $0.82 - $0.91 $0.91 2% 5% - 9%	$20 $3.00 $0.95 $1.00 2% 7% - 9%

Based on the goodwill impairment test performed on its CGUs, the Company concluded that the goodwill was recoverable in the CGU of White Mountain, however, goodwill was not recoverable in the CGU of TJS and the group of CGUs in Greece. The discounted cash flow model yielded an impairment of the full carrying value of goodwill of Greece ($473,782) and TJS ($2,238).

The above assumptions have been used for the analysis of the recoverability of goodwill and the CGUs to which it relates. The discount rates used reflect specific risks relating to the relevant CGUs.

Permitting delays and increased capital and operating costs have negatively affected the cash flow at the Skouries project, which was the main contributor to the decline in the cash flows of the group of CGUs in Greece.

As at December 31, 2015, the goodwill balance is allocated to the White Mountain CGU in the amount of $50,276.

The recoverable amount of CGUs is sensitive to change in gold prices. A 27% decrease in the long-term gold price, in isolation, could cause the carrying value to exceed the recoverable amount of White Mountain’s CGU.

(18)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Goodwill (continued)

The Company believes that a long term decline in the gold price environment would result in changes in operating cost inputs that may offset the impact of a lower gold price environment.

The values assigned to the key assumptions represent management’s assessment of future trends in the gold mining industry and in the global economic environment. The assumptions used are management’s best estimates and are based on both current and historical information from external and internal sources.

13.	Accounts payable and accrued liabilities

	December 31, 2015 $	December 31, 2014 $
Trade payables	97,345	83,566
Taxes payable	5,857	6,230
Accrued expenses	133,617	94,916
	236,819	184,712

14.	Debt
	December 31, 2015 $	December 31, 2014 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	-	16,343

Non-current:
Senior notes (c)	589,395	587,201
Total debt	589,395	603,544

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15,400) working capital loan with CMB. Each drawdown had a fixed interest rate of 5.6% and had a term of six months. The facility had a term of up to one year. In January 2014, the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This facility was unsecured. The proceeds were used to fund working capital obligations.

As at December 31, 2015, Jinfeng has repaid the full amount under this facility.

(b) Revolving credit facility

The Company has a $375.0 million revolving credit facility with a syndicate of banks (“the credit facility” or “ARCA”). The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2015.

(19)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Debt (continued)

Loan interest is variable dependent on a leverage ratio pricing grid. The Company’s current leverage ratio is approximately 1.99:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4,728 were paid in relation to the credit facility. This amount was deferred as pre-payments for liquidity services and was amortized to financing costs. As at December 31, 2015, the prepaid loan cost on the balance sheet was nil (2014 – $1,011) (note 10).

No amounts were drawn down under the ARCA as at December 31, 2015.

(c) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

i)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
ii)	On and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016           103.063%
December 15, 2017           101.531%
2018 and thereafter          100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2015 is $526.9 million.

Net deferred financing costs of $10,605 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

(d) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720.0 million ($110,878).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2015 was 4.59%.

As at December 31, 2015, RMB 667.1 million ($102,735) had been drawn under the entrusted loan.

Subsequent to December 31, 2015, RMB 3.1 million ($477) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

(20)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

15.	Asset retirement obligations

	Greece	Brazil	China	Turkey	Romania	Total
	$	$	$	$	$	$
At January 1, 2015	46,344	3,110	23,709	34,454	1,452	109,069
Accretion during the year	938	66	480	890	37	2,411
Revisions to estimate of obligation	(7,037)	911	(1,096)	(881)	(19)	(8,122)
Settlements	(242)	-	(171)	(309)	-	(722)
At December 31, 2015	40,003	4,087	22,922	34,154	1,470	102,636
Estimated undiscounted amount	68,372	4,113	28,795	50,349	2,323	153,952

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of the cash flows in respect of the provision is based on the estimated life of the various mining operations. The decrease in the estimate of the obligation in 2015 in all countries was mainly due to favourable foreign exchange rates which lowered the unit costs of the reclamation activities. Additionally, slightly higher discount rates further contributed to a lower net present value of the reclamation obligation. These favourable movements in Greece were offset marginally by the increased disturbance at the Skouries project.

The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Greece	Brazil	China	Turkey	Romania
	%	%	%	%	%
At December 31, 2014
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.7 to 2.8	2.1	1.1 to 2.1	2.2 to 2.7	2.5

At December 31, 2015
Inflation rate	2.0	2.0	2.0	2.0	2.0
Discount rate	0.6 to 3.0	0.6	1.0 to 2.3	2.2 to 2.9	2.7

The discount rate is a risk-free rate determined based on U.S. Treasury bond rates. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. The inflation rates used in determining the present value of the future net cash outflows are based on worldwide inflation rates.

Environmental guarantee deposits exist with respect to the environmental rehabilitation of the mines in China (note 10).

Additionally, the Company has a €50.0 million Letter of Guarantee to the Ministry of Environment of Greece as security for the due and proper performance of rehabilitation works in relation to the mining and metallurgical facilities of the Kassandra Mines (Stratoni, Olympias and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 57 basis points.

(21)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans

	December 31, 2015	December 31, 2014
	$	$
Balance sheet obligations (asset) for:
Pension Plan	554	839
Supplemental Pension Plan	(11,451)	(13,629)
	(10,897)	(12,790)

	December 31, 2015	December 31, 2014
	$	$
Income statement charge for:
Pension plan	203	198
Supplemental Pension Plan	1,467	1,422
	1,670	1,620

Actuarial losses (gains) recognised in the statement of other
comprehensive income in the period (before tax)	855	596
Cumulative actuarial losses recognised in the statement of other
comprehensive income (before tax)	14,974	14,119

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplemental pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2015 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2015.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Total cash payments

The amount contributed to the Pension Plan and the SERP was $2,798 (2014 – $2,700). Cash payments totalling $135 were made directly to beneficiaries during the year (2014 – $156). The expected contribution to the Pension Plan is $37 and $1,746 to the SERP in 2016.

(22)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

The amounts recognised in the balance sheet are determined as follows:

	December 31, 2015			December 31, 2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Present value of obligations	2,522	31,565	34,087	2,763	33,320	36,083
Fair value of plan assets	(1,968)	(43,016)	(44,984)	(1,924)	(46,949)	(48,873)
Liability (asset) on balance sheet	554	(11,451)	(10,897)	839	(13,629)	(12,790)

The movement in the defined benefit obligation over the year is as follows:

	2015			2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
Balance at January 1,	2,763	33,320	36,083	2,407	31,529	33,936
Current service cost	176	1,972	2,148	172	2,076	2,248
Interest cost	104	1,246	1,350	114	1,487	1,601
Actuarial loss (gain)	26	1,300	1,326	280	940	1,220
Benefit payments	-	(135)	(135)	-	(156)	(156)
Exchange gain	(547)	(6,138)	(6,685)	(210)	(2,556)	(2,766)
Balance at December 31,	2,522	31,565	34,087	2,763	33,320	36,083

The movement in the fair value of plan assets of the year is as follows:

	2015			2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$
At January 1,	1,924	46,949	48,873	1,930	45,490	47,420
Interest income on plan assets	77	1,751	1,828	88	2,141	2,229
Actuarial gain (loss)	(55)	(416)	(471)	66	558	624
Contributions by employer	334	2,464	2,798	-	2,700	2,700
Benefit payments	-	(135)	(135)	-	(156)	(156)
Exchange loss	(312)	(7,597)	(7,909)	(160)	(3,784)	(3,944)
At December 31,	1,968	43,016	44,984	1,924	46,949	48,873

The amounts recognised in the income statement are as follows:

	2015			2014
	Pension Plan	SERP	Total	Pension Plan	SERP	Total
	$	$	$	$	$	$

Current service cost	176	1,972	2,148	172	2,076	2,248
Interest cost	104	1,246	1,350	114	1,487	1,601
Expected return on plan assets	(77)	(1,751)	(1,828)	(88)	(2,141)	(2,229)
Defined benefit plans expense	203	1,467	1,670	198	1,422	1,620

The actual return on plan assets was $1,687 (2014 – $3,124).

(23)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	Defined benefit plans (continued)

The principal actuarial assumptions used were as follows:

	2015		2014
	Pension Plan	SERP	Pension Plan	SERP
	%	%	%	%

Expected return on plan assets	4.0	4.0	4.0	4.0
Discount rate - beginning of year	4.0	4.0	4.8	4.8
Discount rate - end of year	4.0	4.0	4.0	4.0
Rate of salary escalation	2.0	2.0	2.5	2.5
Average remaining service period of active employees expected to receive benefits	8.5 years	8.5 years	7.2 years	7.2 years

The assumption used to determine the interest income on plan assets is equal to the discount rate, as per IAS 19.

Plan Assets

The assets of the Pension Plan and the amounts deposited in the SERP account are managed by a major investment management company and are invested only in conformity with the investment requirements of applicable pension laws.

The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2015		December 31, 2014
	Pension Plan	SERP	Pension Plan	SERP
Investment funds
Money market	3%	4%	1%	8%
Canadian fixed income	97%	4%	99%	4%
Canadian equities	-	19%	-	20%
US equities	-	19%	-	16%
International equities	-	9%	-	7%
Other (1)	-	45%	-	45%
Total	100%	100%	100%	100%

[1] Assets held by the Canada Revenue Agency in the refundable tax account

The sensitivity of the overall pension liability to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall liability
Discount rate	Increase by 0.5%	Decrease by $2,496
	Decrease by 0.5%	Increase by $2,256
Salary escalation rate	Increase/decrease by 0.5%	Increase/decrease by $105

(24)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes

Total income tax expense (recovery) consists of:

	December 31, 2015	December 31, 2014
	$	$
Current tax expense	76,864	93,474
Deferred tax expense (recovery)	(261,232)	27,795
	(184,368)	121,269

Total income tax expense (recovery) attributable to geographical jurisdiction is as follows:

	2015	2014
	$	$
Turkey	61,726	74,959
China	37,022	37,263
Greece	(247,903)	5,005
Brazil	5,719	2,761
Canada	-	-
Romania	(41,140)	201
Other jurisdictions	208	1,080
	(184,368)	121,269

Factors affecting income tax expense (recovery) for the year:

	2015	2014
	$	$
Profit (loss) before income tax	(1,829,510)	227,813
Canadian statutory tax rate	26.00%	26.00%
Tax expense (recovery) on net income (loss) at Canadian statutory tax rate	(475,673)	59,231

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(26,713)	(17,307)
Increase in Greek tax rates	63,503	-
Non-tax effected operating losses	43,056	24,470
Non-deductible expenses and other items	13,063	13,481
Non-deductible goodwill impairment	137,397	-
Foreign exchange and other translation adjustments	45,510	16,914
Amounts under (over) provided in prior years	1,396	4,350
Investment tax credits	(13,989)	(517)
Withholding tax on foreign income	28,082	20,647
Income tax expense (recovery)	(184,368)	121,269

(25)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes (continued)

The change for the year in the Company's net deferred tax position was as follows:

	2015	2014
Net deferred tax asset (liability)	$	$
Balance at January 1,	(869,103)	(841,308)
Deferred income tax (expense) recovery in the income statement	261,232	(27,795)
Net balance at December 31,	(607,871)	(869,103)

The composition of the Company’s net deferred income tax asset and liability and deferred tax expense is as follows:

					Expense (recovery)
Type of temporary difference	Deferred tax assets		Deferred tax liabilities		on the income statement
	2015	2014	2015	2014	2015	2014
	$	$	$	$	$	$
Property, plant and equipment	-	2,735	653,922	913,383	(256,726)	36,610
Loss carryforwards	20,389	17,590	-	-	(2,799)	(5,531)
Liabilities	18,650	28,082	-	51	9,381	(12,589)
Investment tax credits	5,665	1,078	-	-	(4,587)	6,717
Other items	12,135	6,729	10,788	11,883	(6,501)	2,588
Balance at December 31,	56,839	56,214	664,710	925,317	(261,232)	27,795

Unrecognized deferred tax assets	2015	2014
	$	$
Tax losses	151,889	128,169
Other deductible temporary differences	20,583	6,733
Total unrecognized deferred tax assets	172,472	134,902

Unrecognized tax losses

At December 31, 2015 the Company had losses with a tax benefit of $151,889 (2014 – $128,169) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the tax losses for which a tax benefit has not been recorded expire as follows:

(26)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Income tax expense and deferred taxes (continued)

Expiry date	Canada	Brazil	Greece	Australia	Total
	$	$	$	$	$
2016	-	-	2,199	-	2,199
2017	-	-	5,708	-	5,708
2018	-	-	10,176	-	10,176
2019	-	-	27,095	-	27,095
2020	-	-	19,225	-	19,225
2025	7,858	-	-	-	7,858
2026	14,839	-	-	-	14,839
2027	10,703	-	-	-	10,703
2028	25,965	-	-	-	25,965
2029	23,444	-	-	-	23,444
2030	7,285	-	-	-	7,285
2031	45,351	-	-	-	45,351
2032	75,450	-	-	-	75,450
2033	64,883	-	-	-	64,883
2034	58,689	-	-	-	58,689
2035	58,634	-	-	-	58,634
No Expiry	-	19,528	-	31,179	50,707
	393,101	19,528	64,403	31,179	508,211

Capital losses with no expiry	140,477	-	-	-	140,477

Tax effect of total losses not recognized	120,468	3,390	18,677	9,354	151,889

Deductible temporary differences

At December 31, 2015 the Company had deductible temporary differences for which deferred tax assets of $20,583 (2014 – $6,733) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.

Temporary differences associated with investments in subsidiaries

The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future.  At December 31, 2015, these earnings amount to $1,159,318 (2014 – $1,803,336).  Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.

Tax Credits

The Company has $nil (2014 – $396) of tax credits that have not been recognized.

Other factors affecting taxation

During the year the Turkish Lira has weakened, causing a deferred income tax expense during the year of $24,505 due to the decrease in the value of the future tax deductions associated with the Turkish operations.  The Company expects that in the future significant foreign exchange movements in the Turkish Lira, Euro or Chinese Renminbi in relation to the U.S. dollar will cause significant volatility in the deferred income tax expense or recovery.

(27)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

18.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At December 31, 2015 there were no non-voting common shares outstanding (December 31, 2014 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Shares issued upon exercise of share options, for cash	315,914	1,996
Estimated fair value of share options exercised	-	2,141
Common shares issued for deferred phantom units	31,920	224
At December 31, 2014	716,564,524	5,318,950
Shares issued upon exercise of share options, for cash	22,610	121
Estimated fair value of share options exercised	-	30
At December 31, 2015	716,587,134	5,319,101

19.	Share-based payments

(a) Share option plans

The Company has two share option plans (“Plans”) approved, as amended, by the shareholders on May 1, 2014 under which share purchase options (“Options”) can be granted to directors, officers, employees and consultants.

The Company’s Employee, Consultant and Advisor Plan (“Employee Plan”) consists of Employee Plan Options subject to a 10-year maximum. Currently all Employee Plan Options have a five-year term. Employee Plan Options vest at the discretion of the Board of Directors at the time an option is granted. Employee Plan Options granted before November 1, 2015 vest in three separate tranches over two years and Employee Plan Options granted on or after November 1, 2015 vest annually in three separate tranches commencing one year after the date of grant. As at December 31, 2015, a total of 15,510,585 options (2014 – 18,287,530) were available to grant to employees, consultants or advisors under the Employee Plan.

The Company’s Directors and Officers Plan (“D&O Plan”) consists of D&O Plan Options subject to a 10-year maximum. Currently all D&O Plan Options have a five-year term. D&O Plan Options vest at the discretion of the Board of Directors at the time an option is granted. D&O Plan Options granted before November 1, 2015 vest in three separate tranches over two years and D&O Plan Options granted on or after November 1, 2015 vest annually in three separate tranches commencing one year after the date of grant. As at December 31, 2015, a total of 6,810,575 Options (2014 – 9,033,015) were available to grant to directors and officers under the D&O Plan.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015		2014
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	11.75	20,995,992	13.20	16,753,421
Regular options granted	6.64	8,274,440	7.78	6,365,824
Exercised	6.64	(22,610)	7.23	(315,914)
Forfeited	12.62	(3,728,388)	12.01	(1,807,339)
At December 31,	9.97	25,519,434	11.75	20,995,992

(28)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share-based payments (continued)

At December 31, 2015, 18,273,622 share purchase options (December 31, 2014 – 15,199,444) with a weighted average exercise price of Cdn$11.17 (December 31, 2014 – Cdn$12.97) had vested and were exercisable. Options outstanding are as follows:

	December 31, 2015
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	100,000	4.8	3.96	16,667	3.95
$6.00 to $6.99	8,030,710	4.1	6.66	2,759,234	6.66
$7.00 to $7.99	5,673,643	3.2	7.81	3,782,640	7.81
$8.00 to $8.99	45,405	2.3	8.19	45,405	8.19
$10.00 to $10.99	4,925,186	2.1	10.43	4,925,186	10.43
$12.00 to $12.99	507,952	1.4	12.74	507,952	12.74
$14.00 to $14.99	62,289	1.8	14.45	62,289	14.45
$15.00 to $15.99	4,075,149	1.1	15.22	4,075,149	15.22
$16.00 to $16.99	2,099,100	0.1	16.66	2,099,100	16.66

	25,519,434	2.7	9.97	18,273,622	11.17

Share based payments expense related to share options for the year ended December 31, 2015 was $11,282 (2014 – $11,123)

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2015 and 2014 were:

	2015	2014

Risk-free interest rate	0.39%	1.01%
Expected volatility (range)	53% – 58%	45% – 50%
Expected life (range)	0.83 – 2.85 years	0.83 – 2.83 years
Expected dividends	Cdn $0.02	Cdn $0.12
Forfeiture rate	7%	6%

The weighted average fair value per stock option was Cdn$1.75 (2014 – Cdn$1.83). Volatility was determined based on the historical volatility over the estimated lives of the options.

(b) Restricted share unit plan

The Company has a Restricted Share Unit (‘‘RSU’’) plan whereby restricted share units may be granted to senior management of the Company. Once vested, an RSU is exercisable into one common share entitling the holder to receive the common share for no additional consideration. For RSUs granted before November 1, 2015, one third vest on June 30 of the grant year, a second third vest on the first anniversary of the date of grant and the last third vest on the second anniversary of the date of grant. For RSUs granted on or after November 1, 2015, one third vest on the first anniversary of the date of grant, a second third vest on the second anniversary of the date of grant and the last third vest on the third anniversary of the date of grant. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A total of 596,089 RSUs (2014 – 877,753) at a grant-date fair value of Cdn$6.67 per unit were granted during the year ended December 31, 2015 (2014 – Cdn$7.84) under the Company’s RSU plan and 198,697 RSUs were exercisable at December 31, 2015 (2014 – 292,585).

The fair value of each RSU issued is determined as the closing share price at grant date.

(29)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	Share-based payments (continued)

A summary of the status of the RSU plan and changes during the year is as follows:

	2015	2014
At January 1,	1,086,523	774,845
Granted	596,089	877,753
Redeemed	(715,889)	(566,075)
Forfeited	(81,877)	-
At December 31,	884,846	1,086,523

As at December 31, 2015, 884,846 common shares purchased by the Company remain held in trust in connection with this plan (2014 – 1,086,523). At the end of the period, 225,406 restricted share units are fully vested and exercisable (2014 – 282,314). These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the year ended December 31, 2015 was $4,147 (2014 – $7,380).

(c) Deferred share units plan

The Company has an Independent Directors Deferred Share Unit (“DSU”) plan under which DSU’s are be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the grant date and expires on the termination date of the participant. The termination date is when the participant ceases to be a Director of the Company. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption.

At December 31, 2015, 386,303 DSUs were outstanding (2014 – 259,037) with a value of $1,144 (2014 – $1,581), which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $381 for the year ended December 31, 2015 (2014 – expense of $272).

(d) Performance share units plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to senior management of the Company. Once vested, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration.

A total of 624,580 PSUs were granted during the year ended December 31, 2015 under the Company’s PSU plan (2014 - none). The PSUs vest on the third anniversary of the grant date, subject to achievement of predetermined performance criteria. When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the year ended December 31, 2015 was $829 (2014 – $0).

20.	Supplementary cash flow information
	December 31, 2015 $	December 31, 2014 $

Changes in non-cash working capital
Accounts receivable and other	(6,562)	(34,206)
Inventories	45,915	13,184
Accounts payable and accrued liabilities	(9,960)	(35,480)
Total	29,393	(56,502)

Supplementary cash flow information
Income taxes paid	81,282	88,150
Interest paid	34,166	34,536

(30)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management
21.1	Financial risk factors

Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on Eldorado’s financial performance.

(a)	Market risk

(i) Foreign exchange risk

The Company operates principally in Canada, Turkey, China, Brazil, Greece and Romania, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and debt are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.

The table below summarizes Eldorado’s exposure to the various currencies denominated in the foreign currency, as listed below:

	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real

Cash and cash equivalents	4,705	172	4,737	2,165	357,183	1,774	8,014	244	21,559
Marketable securities	25,369	-	-	-	-	-	-	-	-
Accounts receivable and other	2,261	1	6,143	54,785	182,288	-	9,212	-	10,255
Accounts payable and accrued liabilities	(12,111)	(192)	(58,596)	(97,073)	(434,573)	-	(6,027)	-	(3,953)
Other non-current liability	-		(2,158)	(11,116)
Debt	-	-	-	-	-	-	-	-	-
Net balance	20,224	(19)	(49,874)	(51,239)	104,898	1,774	11,199	244	27,861

Equivalent in U.S. dollars	$ 14,614	$ (14)	$ (54,143)	$ (17,622)	$ 16,155	$ 210	$ 2,700	$ 360	$ 7,112

Based on the balances as at December 31, 2015, a 1% increase/decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in a decrease/increase of approximately $306 in profit (loss) before taxes. There would be no effect on other comprehensive income.

Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.

(ii) Metal price risk and other price risk

Eldorado is subject to price risk for fluctuations in the market price of gold and other metals. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions.

Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. The Company has elected not to actively manage its exposure to metal price risk at this time. From time to time, Eldorado may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.

(31)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

Eldorado’s other price risk includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company’s debt is in the form of notes with a fixed interest rate of 6.13%.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Eldorado deposits its cash and cash equivalents, including restricted cash, with high credit quality financial institutions as determined by rating agencies.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2015.

(c) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances and by using its lines of credit as required. Management monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. Contractual maturities relating to debt are included in note 14.

21.2	Capital risk management

Eldorado’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of our mining projects. Capital consists of all of the components of equity; share capital from ordinary shares, contributed surplus, accumulated other comprehensive income, deficit and non-controlling interests.

Consistent with others in the industry, Eldorado monitors capital on the basis of the debt to capital ratio and debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital. The debt to EBITDA ratio is calculated as debt, including current and non-current debt, divided by earnings before interest costs, taxes and depreciation. This policy includes a target debt to capital ratio of less than 30% and a debt to EBITDA target ratio below 3.5.

As at December 31, 2015, our debt to capital ratio was 15.0% (2014 – 10.8%) and our debt to EBITDA ratio was 1.99:1 (2014 – 1.3:1).

These policy targets are managed through the repayments and issuances of debt as well as the continuing management of operations and capital expenditures.

21.3	Fair value estimation

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

(32)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

21.	Financial risk management (continued)

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at December 31, 2015 are marketable securities. No liabilities are measured at fair value on a recurring basis as at December 31, 2015.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

22.	Commitments

The Company’s contractual obligations, not recorded on the balance sheet, at December 31, 2015, include:

	2016 $	2017 $	2018 $	2019 and later $

Operating leases and capital expenditures	6,683	4,580	2,221	12,234
Purchase obligations	53,136	2,354	63	126

Totals	59,819	6,934	2,284	12,360

Purchase obligations in 2016 relate primarily to sustaining capital expenditures at Kişladağ, mine development projects in Greece as well as operating and maintenance supply contracts at our operating mines.

23.	Contingencies

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. As at December 31, 2015, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s financial position, results of operations or cash flows.

24.	Related party transactions

Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown below:

	2015	2014
	$	$
Salaries and other short-term employee benefits	10,106	13,199
Defined benefit pension plan	1,670	1,620
Share based payments	9,188	12,514
	20,964	27,333

(33)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

25.	Financial instruments by category

Fair value

The following table provides the carrying value and the fair value of financial instruments at December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets

Available-for-sale
Marketable securities	18,331	18,331	4,251	4,251

Loans and receivables
Cash and cash equivalents	288,189	288,189	498,514	498,514
Term deposit	4,382	4,382	2,800	2,800
Restricted cash	248	248	262	262
Accounts receivable and other	69,273	69,273	77,617	77,617
Other assets	19,320	19,320	21,893	21,893

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	236,819	236,819	184,712	184,712
Debt	589,395	526,878	603,544	600,221
Other non-current liability	-	-	49,194	49,194

26.	Production costs

	2015	2014
	$	$

Labor	95,653	104,118
Fuel	36,686	51,152
Reagents	50,631	48,570
Electricity	39,104	34,865
Mining contractors	46,668	46,745
Operating and maintenance supplies and services	103,558	144,281
Site general and administrative costs	32,723	28,664
Inventory change	31,199	3,238
Royalties, production taxes and selling expenses	33,596	46,647
	469,818	508,280

27.	Interest and financing costs

	2015	2014
	$	$

Interest expense	10,108	23,039
Financing fees	8,220	5,740
Total interest and financing costs	18,328	28,779

(34)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

28.	Earnings per share

The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31, 2015	December 31, 2014
	(in thousands)	(in thousands)

Weighted average number of ordinary shares used in the calculation
of basic earnings per share	716,586	716,288
Diluted impact of stock options	4	12

Weighted average number of ordinary shares used in the calculation
of diluted earnings per share	716,590	716,300

The loss used to calculate basic and diluted loss per share for the year ended December 31, 2015 was $1,540,895 (2014 –earnings of $102,607).

29.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2015, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

29.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon project and exploration activities in China. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and development activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

(35)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29.	Segment information (continued)

2015	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	443,609	384,213	(399)	35,869	-	-	863,292
Production costs	214,001	217,696	1,616	36,505	-	-	469,818
Inventory write-down	-	-	8,745	3,279			12,024
Depreciation	77,164	89,657	1,028	10,676	1	452	178,978
Gross profit (loss)	152,444	76,860	(11,788)	(14,591)	(1)	(452)	202,472

Other material items of income and expense
Impairment loss on property, plant and and equipment and goodwill	-	38,699	28,233	1,559,823	254,910	-	1,881,665
Other writedown of assets	6,891	6,387	3,173	-	-	-	16,451
Exploration expenses	5,576	1,524	1,493	2,421	3,351	3,488	17,853
Income tax expense (recovery)	61,726	37,021	5,719	(247,722)	(41,140)	28	(184,368)

Additions to property, plant and equipment during the year	83,501	49,517	4,176	242,655	19,983	250	400,082

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

2014	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales to external customers	524,919	460,343	31,619	51,018	-	-	1,067,899
Production costs	207,809	227,958	29,926	42,587	-	-	508,280
Inventory write-down	-	-	13,469	-	-	-	13,469
Depreciation	55,420	107,365	4,928	8,782	1	731	177,227
Gross profit (loss)	261,690	125,020	(16,704)	(351)	(1)	(731)	368,923

Other material items of income and expense
Other writedown of assets	-	3,001	-	-	-	-	3,001
Exploration expenses	3,415	2,682	3,796	1,395	2,092	2,850	16,230
Income tax expense	74,959	37,263	2,761	6,085	201	-	121,269

Additions to property, plant and equipment during the year	88,844	50,410	5,399	253,685	18,730	404	417,472

Information about assets and liabilities
Property, plant and equipment (*)	895,035	1,407,558	205,091	2,817,855	636,134	1,938	5,963,611
Goodwill	-	52,514	-	473,782	-	-	526,296
	895,035	1,460,072	205,091	3,291,637	636,134	1,938	6,489,907

Debt	-	16,343	-	-	-	587,201	603,544

* Net of revenues from sale of production from tailings retreatment

(36)

Eldorado Gold Corporation

Notes to the Consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

29.	Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

29.2	Economic dependence
At December 31, 2015, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

29.3	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

30.	Events occurring after the reporting date

On January 11, 2016, the Company announced that due to delays on the issuance of routine permits and licenses by the Greek authorities, that would allow Hellas Gold to complete the construction of the Skouries processing plant, construction and development activities at the Skouries project have been suspended. Environmental protection works and care and maintenance activities will continue to be performed in order to safeguard the environment and the assets of the Company at site at a cost of approximately US$1 million per month.

(37)

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This year means 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of March 23, 2016. You should also read our audited consolidated financial statements for the year ended December 31, 2015. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)
•	Jinfeng, in China (82%)

Gold projects:

•	Perama Hill, in Greece (100%)
•	Olympias, in Greece (95%)
•	Skouries, in Greece (95%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Stratoni – Lead and Zinc Concentrates, in Greece (95%)
•	Vila Nova – Iron Ore, in Brazil (100%)

Eldorado is listed on the following exchanges:

•	Toronto Stock Exchange (“TSX”) under the symbol ELD
•	New York Stock Exchange (“NYSE”) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

2015 Overview

Selected consolidated financial information

•	Loss attributable to shareholders of the Company of $1,540.9 million or $2.15 loss per share, compared to net income attributable to shareholders of the Company of $102.6 million or $0.14 per share in 2014.

•	Dividends paid of $11.3 million in 2015, compared to $13.0 million in 2014.

•	Liquidity was $667.6 million at year end, including $292.6 million in cash, cash equivalents, and term deposits, and $375.0 million in unused lines of credit (2014 - $876.3 million of liquidity).

•	During 2015 the Company recognized non-cash impairment charges of $1,525.2 million, net of taxes.

Selected performance measures (1)

•	Gold production of 723,532 ounces, including production from Olympias tailings retreatment (2014 – 789,224 ounces).

•	Total cash costs averaged $606 per ounce (2014 – $557 per ounce).

•	All-in sustaining cash costs averaged $842 per ounce (2014 – $779).

•	Gross profit from gold mining operations of $230.0 million (2014 - $382.7 million).

•	Adjusted net earnings of $13.2 million ($0.02 per share) compared to adjusted net earnings of $138.7 million ($0.19 per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $193.1 million (2014 – $342.9 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cash costs, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Impairment Charges

During 2015 the Company recorded non-cash impairment charges totaling $1,049.2 million in property, plant and equipment (net of deferred income tax recovery), and $476.0 million in goodwill mainly related to Greece. The impairment of property, plant and equipment included $739.9 million related to Skouries, $214.1 million related to Certej, $31.2 million related to Stratoni, $35.8 million related to TJS, and $28.2 million related to Vila Nova.

In addition to ongoing permitting issues at Skouries, higher estimated capital and operating costs affected projected cash flows from Skouries and Certej, leading to fair value estimates below these projects’ carrying values. Stratoni (lead and zinc) and Vila Nova (iron ore) were both affected by the continuing world-wide slump in base metals prices.

2

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Summarized Annual Financial Results

($millions except as noted)	2015	2014	2013
Revenues	863.3	1,067.9	1,124.0
Gold revenues	823.8	980.9	1,020.0
Gold sold (ounces)	705,310	774,522	725,095
Average realized gold price ($/ounce)	1,168	1,266	1,407
Average London spot gold price ($/ounce)	1,159	1,266	1,411
Cash operating costs ($/ounce)	552	500	494
Total cash costs ($/ounce)	606	557	551
All-in sustaining cash cost (US$ per ounce sold)	842	779	n/a
Gross profit from gold mining operations	230.0	382.7	481.1
Adjusted net earnings	13.2	138.7	192.9
Net profit (loss) attributable to shareholders of the Company	(1,540.9)	102.6	(653.3)
Earnings (loss) per share attributable to shareholders of the Company – basic ($/share)	(2.15)	0.14	(0.91)
Earnings (loss) per share attributable to shareholders of the Company – diluted ($/share)	(2.15)	0.14	(0.91)
Cash flow from operating activities before changes in non-cash working capital	193.1	342.9	382.0
Capital Spending – cash basis	396.0	410.7	482.0
Dividends paid – (Cdn$/share)	0.02	0.02	0.12
Cash, cash equivalents and term deposits	292.6	501.3	623.9
Total Assets	5,464.6	7,393.6	7,235.2
Total long-term financial liabilities(1)	698.5	745.5	670.3

(1) Includes long-term debt net of deferred financing costs, other non-current liabilities, and asset retirement obligations.

Review of Annual Financial Results

Gold sales volumes decreased 9% year over year, reflecting decreases in gold production at Kisladag and the Company’s Chinese mines. Total cash costs per ounce increased 9% year over year, mainly due to increases in operating costs at Kisladag and Tanjianshan. Gross profit from gold mining operations of $230.0 million fell 40% year over year on decreasing gross margins as a result of lower sales volumes, higher unit operating costs and lower realized gold prices.

Loss attributable to shareholders of the Company was $1,540.9 million, (or $2.15 per share), compared to a net profit attributable to shareholders of the Company of $102.6 million, or $0.14 per share in 2014. The loss in 2015 was mainly due to impairment losses, net of tax, in the amount of $1,525.2 million ($1,423.0 million attributable to shareholders of the Company), a deferred income tax charge of $63.5 million related to a change in income tax rates in Greece, and lower gross profits from gold mining operations.

Adjusted net earnings for the year was $13.2 million ($0.02 per share) as compared with $138.7 million ($0.19 per share) for 2014. The main factor in the decrease in adjusted net earnings was the decrease in gross profit from gold mining operations described above. Please see page 13 for a reconciliation between loss attributable to shareholders of the Company and adjusted net earnings.

3

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Summarized Quarterly Financial Results

2015 ($millions except as noted)	Q1	Q2	Q3	Q4	2015
Revenues	238.3	214.2	211.5	199.3	863.3
Gold revenues	224.0	204.2	206.2	189.4	823.8
Gold sold (ounces)	181,820	170,056	182,124	171,310	705,310
Average realized gold price ($/ounce)	1,232	1,201	1,132	1,105	1,168
Cash operating costs ($/ounce)	521	569	552	567	552
All-in sustaining cash cost (US$ per ounce sold)	729	900	835	914	842
Gross profit from gold mining operations	77.1	61.4	53.1	38.4	230.0
Adjusted net earnings (loss)	19.5	17.0	(4.0)	(19.3)	13.2
Net profit (loss) attributable to shareholders of the Company	(8.2)	(198.6)	(96.1)	(1,238.0)	(1,540.9)
Earnings (loss) per share attributable to shareholders of the Company – Basic (US$/share)	(0.01)	(0.28)	(0.13)	(1.73)	(2.15)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (US$/share)	(0.01)	(0.28)	(0.13)	(1.73)	(2.15)
Cash flow from operating activities before changes in non-cash working capital	58.9	61.9	43.4	28.9	193.1

2014 ($millions except as noted)	Q1	Q2	Q3	Q4	2014
Revenues	279.9	265.5	263.5	259.0	1,067.9
Gold revenues	247.6	247.6	241.2	244.5	980.9
Gold sold (ounces)	190,628	190,621	189,321	203,952	774,522
Average realized gold price ($/ounce)	1,299	1,299	1,274	1,199	1,266
Cash operating costs ($/ounce)	519	489	488	505	500
All-in sustaining cash cost (US$ per ounce sold)	786	829	735	761	779
Gross profit from gold mining operations	95.4	100.8	102.0	84.5	382.7
Adjusted net earnings	37.3	35.9	36.1	29.4	138.7
Net profit (loss) attributable to shareholders of the Company	31.3	37.6	19.8	13.9	102.6
Earnings per share attributable to shareholders of the Company – basic ($/share)	0.04	0.05	0.03	0.02	0.14
Earnings per share attributable to shareholders of the Company – diluted ($/share)	0.04	0.05	0.03	0.02	0.14
Cash flow from operating activities before changes in non-cash working capital	94.7	92.2	78.7	77.3	342.9

Review of Quarterly Results

Loss attributable to shareholders of the Company for the quarter was $1,238.0 million ($1.73 per share) as compared to net profit for the quarter ended December 31, 2014 of $13.9 million ($0.02 per share). Adjusted loss was $19.3 million as compared to 2014 adjusted net earnings of $29.4 million. The main factors that impacted earnings for the fourth quarter year over year was the impairment charge attributable to shareholders of the company, net of taxes, of $1,249.6 million recorded in the fourth quarter of 2015, and lower gold sales volumes and prices.

4

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Operations review and outlook

Gold operations

	2015	2014	2016 outlook
Total Operating Gold Mines
Gold ounces produced	723,532	789,224	565,000 to 630,000
Cash operating costs ($ per ounce)	552	500	585 to 620
Total cash costs ($ per ounce)	606	557	n/a
All-in sustaining cash costs ($ per ounce)	842	779	940 to 980
Sustaining capital expenditure (millions)	94.9	109.0	105.0
Kisladag
Gold ounces produced	281,280	311,233	225,000 to 240,000
Cash operating costs ($ per ounce)	543	443	550 to 600
Total cash costs ($ per ounce)	558	461	n/a
Sustaining capital expenditure ($ millions)	30.6	41.6	50.0
Efemcukuru
Gold ounces produced	100,482	98,829	90,000 to 100,000
Cash operating costs ($ per ounce)	521	573	550 to 600
Total cash costs ($ per ounce)	540	595	n/a
Sustaining capital expenditure (millions)	24.1	25.6	20.0
Tanjianshan
Gold ounces produced	97,563	107,614	70,000 to 80,000
Cash operating costs ($ per ounce)	473	389	675 to 725
Total cash costs ($ per ounce)	646	559	n/a
Sustaining capital expenditure (millions)	14.7	5.4	5.0
Jinfeng
Gold ounces produced	149,655	168,503	95,000 to 105,000
Cash operating costs ($ per ounce)	587	575	700 to 750
Total cash costs ($ per ounce)	669	658	n/a
Sustaining capital expenditure (millions)	10.0	16.0	15.0
White Mountain
Gold ounces produced	78,156	85,308	75,000 to 85,000
Cash operating costs ($ per ounce)	653	617	625 to 675
Total cash costs ($ per ounce)	691	657	n/a
Sustaining capital expenditure (millions)	15.5	20.4	15.0
Olympias
Gold ounces produced from tailings retreatment	16,396	17,737	n/a

5

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Annual review – Operations

Kisladag

Operating Data	2015	2014
Tonnes placed on pad	19,146,685	15,501,790
Average treated head grade (g/t Au)	0.70	1.01
Gold (ounces)
- Produced	281,280	311,233
- Sold	280,892	311,451
Cash operating costs (per ounce)	$543	$443
Total cash costs (per ounce)	$558	$461
Financial Data (millions)
Gold revenues	$326.5	$392.5
Depreciation and Depletion	$46.5	$28.1
Gross profit from mining operations	$121.2	$218.2
Sustaining capital expenditures	$30.6	$41.6

Gold production at Kisladag was 10% lower year over year mainly as a result of lower ore grades, which were expected for this phase of the open pit. Lower ore grades were partly offset by an increase in ore tonnage and an inventory drawdown resulting from increased solution application to the leach pad. Kisladag placed 24% more total tonnes on the leach pad at a 31% lower head grade than in 2014. Cash operating costs per ounce were higher year over year as a result of the lower grade of ore, partly offset by a decline in diesel fuel prices, and a weakening of the Turkish lira. Capital expenditures at Kisladag in 2015 included capitalized waste stripping, equipment overhauls and sustaining construction projects.

Efemcukuru

Operating Data	2015	2014
Tonnes Milled	454,863	436,852
Average Treated Head Grade (g/t Au)	7.82	8.34
Average Recovery Rate (to Concentrate)	91.7%	93.3%
Gold (ounces)
- Produced	100,482	98,829
- Sold	99,147	101,717
Cash operating costs (per ounce)	$521	$573
Total cash costs (per ounce)	$540	$595
Financial Data (millions)
Gold revenues	$113.5	$128.8
Depreciation and Depletion	$30.3	$26.9
Gross profit from mining operations	$28.0	$40.2
Sustaining capital expenditures	$24.1	$25.6

Gold production at Efemcukuru increased 2% year over year due to favorable smelter settlement adjustments as well as an increase in mill throughput. Gold ounces sold were lower due to concentrate inventory movements. Lower cash operating costs were the result of both the impact of the weakening Turkish lira, cost reduction initiatives, and slightly higher gold production. Capital spending included costs related to capitalized underground development, mobile equipment, tailings dam construction, and process improvements.

6

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Tanjianshan

Operating Data	2015	2014
Tonnes Milled	1,060,176	1,045,440
Average Treated Head Grade (g/t Au)	3.14	3.69
Average Recovery Rate	82.4%	81.7%
Gold (ounces)
- Produced	97,563	107,614
- Sold	97,563	107,614
Cash operating costs (per ounce)	$473	$389
Total cash costs (per ounce)	$646	$559
Financial Data (millions)
Gold revenues	$115.5	$136.6
Depreciation and Depletion	$25.3	$22.2
Gross profit from mining operations	$26.8	$53.5
Sustaining capital expenditures	$14.7	$5.4

Gold production at Tanjianshan was 9% lower year over year mainly due to lower average treated head grade, and gold-in-circuit inventory movements. Cash operating costs per ounce were higher than 2014 mainly due to lower average treated head grade and higher ore and waste tonnes mined. Capital expenditures for the year included construction of a tailings dam lift and driving the Qinlongtan (“QLT”) Deep decline in order to evaluate the QLT resource.

Jinfeng

Operating Data	2015	2014
Tonnes Milled	1,303,863	1,470,824
Average Treated Head Grade (g/t Au)	4.13	3.99
Average Recovery Rate	86.2%	86.8%
Gold (ounces)
- Produced	149,655	168,503
- Sold	149,552	168,432
Cash operating costs (per ounce)	$587	$575
Total cash costs (per ounce)	$669	$658
Financial Data (millions)
Gold revenues	$176.6	$214.5
Depreciation and Depletion	$37.2	$52.2
Gross profit from mining operations	$39.3	$51.5
Sustaining capital expenditures	$10.0	$16.0

Gold production at Jinfeng was 11% lower year over year mainly as a result of less ore milled partially offset by higher average treated head grade. Ore production fell year over year with the completion of the open pit in April 2015. Cash operating costs per ounce were 2% higher year over year mainly due to lower gold production. Capital expenditures for the year included underground development, mining equipment and the construction of dry stacking facilities at the flotation and carbon in leach (“CIL”) tailings dams.

7

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

White Mountain

Operating Data	2015	2014
Tonnes Milled	849,335	850,782
Average Treated Head Grade (g/t Au)	3.30	3.47
Average Recovery Rate	86.5%	86.9%
Gold (ounces)
- Produced	78,156	85,308
- Sold	78,156	85,308
Cash operating costs (per ounce)	$653	$617
Total cash costs (per ounce)	$691	$657
Financial Data (millions)
Gold revenues	$91.6	$108.6
Depreciation and Depletion	$27.0	$33.1
Gross profit from mining operations	$10.5	$19.2
Sustaining capital expenditures	$15.5	$20.4

Gold production at White Mountain was 8% lower year over year due to lower average treated head grade and gold-in-circuit inventory movements. Cash operating costs per ounce were 6% higher than in 2014 principally as a result of the lower average treated head grade. Capital expenditures for the year included underground electrical infrastructure, upgrades to the mill and backfill plant, and ongoing expansion of the tailings storage facility.

Stratoni

Operating Data	2015	2014
Tonnes ore processed (dry)	154,992	219,861
Pb grade (%)	6.5%	5.9%
Zn grade (%)	8.5%	10.5%
Tonnes of concentrate produced	40,232	58,375
Tonnes of concentrate sold	46,502	57,719
Average realized concentrate price (per tonne)	$771[1]	$884
Cash Costs (per tonne of concentrate sold)	$774	$714
Financial Data (millions)
Concentrate revenues	$35.9	$51.0
Depreciation and Depletion	$8.6	$8.4
Gross profit (loss) from mining operations	($12.5)	$0.6
Sustaining capital expenditures	$3.2	$5.0

1 Average realized price included mark to market downward adjustments to accounts receivable in the amount of $48 per tonne.

Stratoni produced 31% less concentrate than 2014 mainly due to lower mine output. Mine output was impacted by fewer available underground production faces as well as an extended mine shutdown related to Kassandra mines’ permitting issues. Stratoni reported a loss from mining operations of $12.5 million (2014 – gross profit $0.6 million). The loss included write down of inventory to net realizable value of $3.3 million. In addition to the shortfall in production, the profitability of mining operations was impacted by weak lead and zinc prices. Capital expenditures for the year included upgrades to health, safety and environmental equipment, and upgrades to the water treatment plant.

8

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Vila Nova

Operating Data	2015	2014
Tonnes Processed	20,017	806,082
Iron Ore Produced	16,038	693,714
Average Grade (% Fe)	63.7%	63.1%
Iron Ore Tonnes
- Sold	47,815	524,645
Average Realized Iron Ore Price[1]	($8)	$60
Cash Costs (per tonne sold)	$33	$55
Financial Data (millions)
Iron ore revenues	($0.4)	$31.6
Depreciation and Depletion	$1.0	$4.9
Gross profit (loss) from mining operations	($11.8)	($16.7)
Sustaining capital expenditures	$0	$1.0

1 Average realized price includes negative adjustments to prior shipments.

A nominal amount of iron ore was processed and shipped in the first quarter of 2015 while preparing the plant for shutdown. No production was realized during the rest of the 2015 year, and sales and logistic activities remained suspended during the year due to low iron ore market prices.

Annual review – Development projects

Kisladag

Design concepts were developed during 2015 for additional crushing and screening capacity to increase plant throughput at Kisladag to 20 million tonnes per year. The crushing circuit was optimized with a change in crush size that is expected to improve gold recovery when it becomes operational in 2016.

Olympias

The Olympias plant treated 589,675 tonnes of tailings at a grade of 1.99 grams per tonne during 2015. A total of 16,396 ounces of gold were produced during the year. The Olympias plant is expected to cease treating tailings during the first quarter of 2016.

During 2015 basic engineering for Phase II was completed, and full implementation began with detailed engineering and procurement of long lead items well advanced by year end. The construction phase is expected to begin in 2016 assuming the timely receipt of the required installation permit, with commissioning forecast by the end of the year. Underground mine development and refurbishment continued at Olympias during 2015, with underground ore production for Phase II projected to begin early in 2017. During 2015, 659 meters of underground access were rehabilitated and 1,901 meters of new development were completed. In addition, approximately 330 meters were advanced on the main Stratoni-Olympias decline, bringing total decline advance project-to-date to 1,950 meters. Capital costs incurred in 2015 were $97 million, consisting of $72 million in construction capital and $25 million in capitalized cost for tailings retreatment.

Skouries

Engineering design work for the processing plant and surface facilities progressed during 2015, with engineering at over 93% complete by year end. During the year a substantial amount of the equipment and various steel structures required to complete construction of the plant and facilities were delivered to the Skouries site, with over 80% of the procurement scope completed by the end of the year. Work continued on construction of the process plant and road access was completed to the base of the tailings dam.

9

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Work on the development of the Skouries underground mine design was advanced during 2015 from scoping level through prefeasibility level. The underground mine design is expected to be completed in 2016. The mine is projected to achieve a throughput rate of 4.5 million tonnes per year using shaft and ramp access with sub level open stoping along vertical development intervals of 60 meters. The open pit is expected to be used for disposal of mill tailings during the life of the underground operation. The open pit is projected to operate for a period of 8 years to be followed by 22 years of underground mining. During 2015 a total of $112.9 million was spent on Skouries, excluding capitalized exploration and capitalized interest.

On January 11, 2016 the Company announced that construction and development activities at the Skouries project were being suspended due to delays in the issuance of routine permits and licenses by the Greek permitting authorities. Environmental protection works and care and maintenance activities continued to be performed in order to safeguard the environment and the assets of the Company at site at a cost of approximately $1.0 million per month.

Certej

In May 2015 the Company released the results of the feasibility study for the Certej project. The study included improvements in the mine design and further optimization of the flotation and oxidation processes for gold recovery. This study resulted in a decrease in projected capital investment and reduced life of mine operating costs as compared with the previous feasibility study. Engineering work continued during 2015 on trade off studies with a focus on further opportunities to improve the project and increase the level of engineering confidence. Work began on amending the existing environmental permits to reflect the proposed changes, and will continue to be the focus of efforts in 2016. During 2015 a total of $15.8 million was spent on Certej, mainly on geotechnical and metallurgical testing, site preparation and engineering studies.

Perama Hill

Project engineering was completed during the year on Perama Hill and the project was placed on care and maintenance pending receipt of the Environmental Impact Assessment approval. In 2015, a total of $1.0 million was spent on the Perama Hill project.

Eastern Dragon

A key milestone was achieved in June 2015 with the receipt of the Project Permit Approval (“PPA”). The PPA, which was approved by the National Development and Reform Commission (“NDRC”), provides verification of previous permitting steps including the Environmental Protection Assessment approval. The conversion of the Exploration License to a Mining License is progressing, evidenced by formal acceptance of the application by the Ministry of Land and Resources (“MLR”) on March 1, 2016. Mine personnel continue to be engaged with local, state and central government authorities to actively pursue all avenues to advance permitting while maintaining all existing agreements in good standing.

Tocantinzinho

The Company completed a feasibility study for the Tocantinzinho project during 2015. The project is projected to generate positive cash flows with a return rate of 13.5% after tax at a forecast gold price of $1,250 per ounce. Capital costs incurred at Tocantinzinho in 2015 totalled $4.1 million and were spent on engineering and site works to advance the installation of the access road to the site.

10

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Annual review – Exploration

A total of $30.0 million was spent in 2015 on exploration, which included 58,000 meters of drilling. Exploration activities were conducted at 17 projects including early-stage, brownfields and in-mine programs in Turkey, China, Brazil, Greece, Serbia and Romania.

Turkey

At the Efemcukuru mine 5,500 meters of drilling focused on establishing the grade and continuity of mineralized trends within the Kokarpinar vein system. Reconnaissance teams drill-tested porphyry-epithermal targets at the Dölek project in Northeast Turkey (1,900 meters), and conducted project generation work mainly in northern and western Turkey. Aeromagnetic data were acquired covering roughly 6,000 square kilometers in an area west of Kisladag, which will form the basis of regional reconnaissance work in 2016, directed towards identifying new porphyry and epithermal targets.

China

In China, brownfields and in-mine exploration programs were completed at Tanjianshan and White Mountain. At Tanjianshan, 4,700 meters of drilling, collared from the new underground development, defined along-strike and down-dip extensions to the high-grade Qinlongtan North deposit. Drilling was also completed at the nearby Xijingou deposit (2,200 meters), and the Dushugou and Qingshan prospects (800 meters total). At White Mountain, 14,200 meters of underground drilling were completed, focused mainly on expanding resources in the South, North, and Far North zones. Finally, a 600 meters drill program tested new exploration targets on the Anbao license, north of Jinfeng.

Brazil

In Brazil, the KRB prospect in the Tocantinzinho project area was tested with 3,000 meters of drilling completed. Other exploration activities in Brazil were limited project generation, mainly in the Central Brazil gold belt and in the northeastern part of the country. In December an option agreement was signed with a private Brazilian company covering parts of the prospective Mara Rosa greenstone belt. The agreement includes the right to earn up to 100% in the subject licenses.

Greece

Exploration drilling in Greece totaled 900 meters of underground drilling that targeted extensions of the Mavres Petres deposit. Other exploration activities focused on mapping and sampling programs on our Halkidiki and Sapes license areas, and project generation work in Northern Greece. Several new high-grade vein occurrences were identified peripheral to the Skouries deposit, and drilling targets were defined at the Tsikara and Fisoka prospects.

Romania

In Romania, five exploration projects were drilled in the Certej area. A total of 5,100 meters of drilling were completed at the Muncel VMS deposit aimed at identifying gold-rich areas within the base metal system. At Magura, 8,900 meters of drilling targeted down-dip and along-strike extensions of high-grade veins that were historically explored in underground workings. At the newly acquired Certej North exploration license, 4,700 meters of drilling were completed intersecting broad zones of peripheral porphyry and epithermal-style alteration/mineralization. Drilling programs also tested the P. Avram prospect (1,700 meters) and porphyry targets on the Deva exploration license (650 meters).

Non-IFRS measures

Throughout this document we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

11

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Cash operating cost, total cash cost

The table below reconciles cash operating cost and total cash cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2015	2014
Production costs (from consolidated income statements)	469.8	508.3
Vila Nova and Stratoni production costs	38.1	72.5
Production costs – excluding Vila Nova and Stratoni	431.7	435.8
Less:
By-product credits	(4.2)	(4.4)
Total cash cost	427.5	431.4
Less:
Royalty expense and production taxes	(38.2)	(44.1)
Cash operating cost	389.3	387.3
Gold ounces sold	705,310	774,522
Total cash cost per ounce	606	557
Cash operating cost per ounce	552	500

All-in sustaining cash cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site, and exclude all expenditures at the Company’s projects. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	2015	2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – excluding Vila Nova and Stratoni (per table above)	$427.5	$431.4
Sustaining capital spending at operating gold mines	94.9	109.0
Exploration spending at operating gold mines	10.4	9.1
General and administrative expenses(1)	61.4	53.6
All-in sustaining cash costs	$594.2	$603.1
Gold ounces sold	705,310	774,522
All-in sustaining cash cost per ounce sold	$842	$779
(1)	Excludes G&A expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense as well as asset retirement obligation accretion expense.

Cash flow from operations before changes in non-cash working capital

We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

12

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

We believe this provides a better indication of our cash flow from operations and may be meaningful to investors in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

$ millions (except for weighted average shares and earnings per share)	Q4 2015	2015	2014
Net (loss) earnings attributable to shareholders of the Company	(1,238.0)	(1,540.9)	102.6
Transaction costs	1.2	3.1	0.0
Losses (gains) on disposal of assets	0.2	0.2	1.9
Losses (gains) on available-for-sale securities	0.0	0.0	2.4
Loss on investment in associates	0.0	0.0	0.1
Impairment loss on investment in associates	0.0	0.0	0.0
Write-down of assets & inventory	15.2	28.5	16.5
Impairment loss on property, plant and equipment, and goodwill (net of taxes)[1]	1,208.9	1,423.0	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	(3.6)	38.9	15.2
Deferred income tax charge for change in Greek tax rates[1]	(3.2)	60.4	0.0
Total adjusted net earnings	(19.3)	13.2	138.7
Weighted average shares outstanding	716,587	716,586	716,288
Adjusted net earnings ($/share)	(0.03)	0.02	0.19
1 Attributable to shareholders of the Company

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition & liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $193.1 million in cash in 2015, compared to $342.9 million in 2014.

13

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Investing activities

The Company invested $396.0 million in capital expenditures this year. Evaluation and development expenditures, including capitalized drilling programs and Olympias tailings retreatment, totalled $262.9 million while sustaining capital spending at our producing mines totalled $98.1 million ($94.9 million at our producing gold mines and $3.2 million at Stratoni and Vila Nova). We also spent $5.0 million on land acquisitions in Turkey and Romania. A total of $27.2 million in bond interest was also charged to capital projects. The remaining $2.8 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China. In addition, cash proceeds of $17.9 million related to gold concentrate sales proceeds from tailings retreatment were recorded as cash flows from investment activities.

Financing activities

The Company paid dividends of $10.9 million to non-controlling interests and $11.3 million to shareholders during 2015.

The Company is suspending the cash payment of its semi-annual dividend payment effective the first quarter of 2016. The decision of the Board of Directors has been made in view of the low gold price, the terms and conditions of the Dividend Policy and the requirements of the Canada Business Corporations Act (“CBCA”). We continue to believe that a portion of funds from operations should be shared with our investors and look forward to resuming dividend payments in an environment of stronger gold prices.

Capital resources

$ millions	2015	2014
Cash, cash equivalents and term deposits	292.6	501.3
Working capital	335.4	646.2
Restricted collateralized accounts	0.2	0.3
Debt – current and long-term	589.4	603.5

Management believes that the working capital at December 31, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

As at December 31, 2015

$ millions	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt	-	-	600.0	-	600.0
Capital leases	0.7	0.7	-	-	1.4
Operating leases	5.9	6.0	6.2	6.1	24.2
Purchase obligations	53.1	2.5	0.2	-	55.8
Totals	59.7	9.2	606.4	6.1	681.4

The table does not include interest on debt.

As at December 31, 2015, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 17,280 dry metric tonnes of zinc concentrates, 9,860 dry metric tonnes of lead/silver concentrates, and 26,225 gold concentrate through the financial year ending December 31, 2016.

14

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2015 through March 2016, this amount is equal to $4.14 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2015, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 36,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

Debt

Jinfeng

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($15.4 million) working capital loan with China Commerce Bank (“CMB”). Each drawdown had a fixed interest rate of 5.6% and had a term of six months. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014 the term of the facility was extended to January 28, 2015 and was not subsequently renewed. This Facility was unsecured. The proceeds were used to fund working capital obligations.As at December 31, 2015, Jinfeng repaid the full amount under this facility.

Revolving credit facility

The Company has a $375.0 million revolving credit facility with a syndicate of banks ("the credit facility" or "ARCA"). The ARCA matures on November 23, 2016. The ARCA is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company. The ARCA contains covenants that restrict, among other things, the ability of the Company to incur an aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness up to $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") of 3.5:1 and a minimum EBITDA to interest of 3:1. The Company is in compliance with these covenants at December 31, 2015. Loan interest is variable depending on a leverage ratio pricing grid. The Company's current leverage ratio is approximately 1.99:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.00% and undrawn standby fee of 0.50%. Fees of $4.7 million were paid in relation to the credit facility. This amount was deferred as pre-payments for liquidity services and was amortized to financing costs. No amounts were drawn down under the ARCA as at December 31, 2015.

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes ("the notes") at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. The Company received proceeds of $589.5 million from the offering, which is net of the commission payment. The notes are redeemable by the Company in whole or in part, for cash:

15

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

a)	At any time prior to December 15, 2016 at a redemption price equal to 100% of the aggregate principal amount of the notes at the treasury yield plus 50 basis points, and any accrued and unpaid interest;
b)	b) on and after the dates provided below, at the redemption prices, expressed as a percentage of principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the notes:

December 15, 2016	103.063%
December 15, 2017	101.531%
2018 and thereafter	100.000%

The early prepayment prices are to reimburse the lender for lost interest for the remaining term. The fair market value of the notes as at December 31, 2015 is $526.9 million.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($110.9 million) through a series of amendments. Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People's Bank of China on the date of drawdown. Each draw down has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2015 was 4.59%. As at December 31, 2015, RMB 667.1 million ($102.7 million) had been drawn under the entrusted loan. Subsequent to December 31, 2015, RMB 3.1 million ($0.5 million) was drawn under this loan. The entrusted loan has been recorded on a net settlement basis.

Defined benefit plans

The Company operates defined benefit pension plans in Canada with two components: a registered pension plan (“the Pension Plan”) and a supplementary pension plan (“the SERP”). During the second quarter of 2012, the SERP was converted into a Retirement Compensation Arrangement (“RCA”), a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.

These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

Eldorado’s plans have actuarial valuations performed for funding purposes. The Pension Plan last had an actuarial valuation performed as of January 1, 2014 for funding purposes with the next required valuation as of January 1, 2017. The SERP’s last valuation was on January 1, 2015 for funding purposes and the next valuation will be prepared in accordance with the terms of the pension plan. The measurement date to determine the pension obligation and assets for accounting purposes was December 31, 2015.

The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.

Cash contributed to the Pension Plan and the SERP was $2.8 million (2014 – $2.7 million). Cash payments totaling $0.1 million were made directly to beneficiaries during the year (2014 – $0.2 million). The Company expects to contribute $0.04 million to the Pension Plan and $1.7 million to the SERP in 2016.

16

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Equity

In 2015 the Company received net proceeds of $0.1 million for issuing 22,610 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of March 23, 2016 - as of December 31, 2015	716,587,134 716,587,134
Share purchase options - as of March 23, 2016 (Weighted average exercise price per share: $7.67 Cdn)	32,290,135

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company’s Annual Information Form for additional information).

We monitor risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to manage and mitigate them.

Financial risk

Liquidity risk

Liquidity risk is the risk that we cannot meet our financial obligations. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. Management believes that the working capital at December 31, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, is sufficient to support our planned and foreseeable commitments in 2016 and beyond.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.

Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2015.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low.

Currency risk

We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real, Euros, Romanian lei, and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows. The Company has a risk management policy that includes hedging its foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company currently does not have any currency hedges, but may hedge in the future.

17

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2015. We recognized a loss of $16.8 million on foreign exchange this year, compared to a loss of $7.2 million in 2014.

(thousands)	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Swedish krona	Romanian lei	Great British pound	Brazilian real
Cash and cash equivalents	4,705	172	4,737	2,165	357,183	1,774	8,014	244	21,559
Marketable securities	25,369	-	-	-	-	-	-	-	-
Accounts receivable and other	2,261	1	6,143	54,785	182,288	-	9,212	-	10,255
Accounts payable and accrued liabilities	(12,111)	(192)	(58,596)	(97,073)	(434,573)	-	(6,027)	-	(3,953)
Other non-current liabilities	-	-	(2,158)	(11,116)	-	-	-	-	-
Debt	-	-	-	-	-	-	-	-	-
Net balance	20,224	(19)	(49,874)	(51,239)	104,898	1,774	11,199	244	27,861
Equivalent in US dollars	14,614	(14)	(54,143)	(17,622)	16,155	210	2,700	360	7,112

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2015, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $3.1 million in profit before taxes.

Interest rate risk

Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

All of our debt is in the form of notes with a fixed interest rate of 6.125%. However borrowings under the ARCA are at variable rates of interest and any borrowings would expose the Company to interest rate cost and interest rate risk. In the future we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility.

Price risk

Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. The Company currently does not have any long term gold hedges or other commodity hedges, but we may hedge in the future.

18

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Sensitivity analysis for key variables	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$3.1 million
Price of gold (based on the expectations and assumptions we used in our 2016 outlook)	10%	$49.0 million
Interest rate on variable interest debt	10%	n/a (1)
Price of diesel fuel	10%	$2.1 million

(1)	The Company did not have any variable interest debt outstanding at the end of 2015.

Other risks and uncertainties

Exploration and development

The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

Laws, regulations and permits

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

19

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation

All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It’s unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political risk

We operate in five countries outside of North America: Turkey, China, Brazil, Romania, and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

We review these and other risks related to the business in foreign countries on an ongoing basis. Such reviews may cause us to re-evaluate and realign our business objectives and strategic direction from time to time, including considering suspension of projects or disposition of certain assets.

Other information

Critical accounting policies and estimates

We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2015 consolidated financial statements.

Inventories

We value finished goods (including metal concentrates, dore and iron ore), work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold sold, using the following assumptions in our estimates:

•	the amount of gold we estimate is in the ore stacked on the leach pads
•	the amount of gold we expect to recover from the stacks
•	the amount of gold and other metals in the mill circuits
•	the amount of gold and other metals in concentrates
•	the gold and other metal prices we expect to realize when the gold and other metals is sold.

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2015, the average cost of inventory was below its net realizable value.

Reserves and resources

Our estimates for Kisladag, Efemcukuru, Tanjianshan, Jinfeng, White Mountain, Perama Hill, Tocantinzinho, Eastern Dragon, Skouries, Olympias, Stratoni, Certej and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

20

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources

(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

•	the mineral reserves defined in this report qualify as reserves under SEC standards
•	the measured and indicated mineral resources in this report will ever be converted to reserves
•	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves (“VBPP”)

On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Property, plant and equipment

We depreciate most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At each reporting period if there are indicators of an impairment of property, plant and equipment we assess whether there has been impairment. In the event of impairment we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There may be an impairment if metal prices have declined, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There may be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

Goodwill and impairment testing

We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill in the fourth quarter of every fiscal year, and when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Management is required to make a judgment with respect to which CGU’s should be grouped together for goodwill testing purposes, including the assessment of operating segments, the highest level at which goodwill can be tested.

21

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

To test the recoverability of the carrying amount of goodwill we compare the fair value of our cash generating units (“CGU’s”) or operating segments to their carrying amounts. Calculating the estimated fair values of these CGU’s or operating segments requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our life-of-mine (“LOM”) plans, long-term metal prices, foreign exchange rates and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. If a CGU’s or operating segment’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2015, our consolidated balance sheet included $50.3 million in goodwill all pertaining to White Mountain.

Asset retirement obligations

We estimate the mine closure date, the discount rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes

We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Pension plans

We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

Key assumptions – pension plans	December 31, 2015		December 31, 2014
	Pension plan	SERP	Pension plan	SERP
Expected long-term rate of return on plan assets	4.0%	4.0%	4.0%	4.0%
Discount rate beginning of year	4.0%	4.0%	4.8%	4.8%
Discount rate end of year	4.0%	4.0%	4.0%	4.0%
Rate of salary escalation	2.0	2.0	2.5	2.5
Average remaining service period of active employees expected to receive benefits	8.5 years	8.5 years	7.2 years	7.2 years

Upcoming changes in accounting standards

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

• IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

22

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

• IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its consolidated financial statements.

• IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2015, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) to evaluate the effectiveness of our controls in 2015. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2015 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed; however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

23

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS For the year ended December 31, 2015

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., the Company’s Chief Operating Officer, is the Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 27, 2015. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

24